Exhibit 99.3

HudBay Minerals Inc.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Year Ended

December 31, 2010

March 9, 2011

This Management’s Discussion and Analysis (“MD&A”) dated March 9, 2011 should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2010, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Additional information regarding the Company, including its most recent Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com. All figures are in Canadian dollars unless otherwise noted.

Unless the context otherwise suggests, references to “HudBay” or the “Company” or “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited, “WPCR” refers to the White Pine Copper Refinery Inc. and “HMI Nickel” refers to HMI Nickel Inc., all wholly-owned subsidiaries of HudBay. “CGN” refers to Compañía Guatemalteca de Níquel, S.A., a 98.2%-owned subsidiary, held indirectly through HMI Nickel. “Norsemont” refers to Norsemont Mining Inc. (“Norsemont”), a 91% owned subsidiary.

FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to the Company’s intentions respecting Norsemont and its Constancia project, the Company’s ability to develop its Lalor project, the Back Forty project and 777 North expansion, the ability of management to execute on key strategic and operational objectives and meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, estimate of salvage value, costs and timing of the development of new deposits, mineral pricing, reclamation costs, economic outlook, government regulation of mining operations, mine life projections, the ability to maintain a regular dividend on its common shares, the availability of third party concentrate for processing in HudBay’s facilities and the availability of third party processing facilities for HudBay’s concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including the ability to develop and operate the Lalor, Constancia and Fenix projects on an economic basis and in accordance with applicable timelines, geological and technical conditions at Lalor differing from areas successfully mined by us in the past, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in HudBay’s AIF under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this MD&A relate to prospective results of operations, financial position or cash flows based on assumptions about future economic conditions or courses of action. Such information is provided in attempt to assist the reader in identifying trends and anticipated events that may affect HudBay’s business, results of operations and financial position and may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. In addition, HudBay’s audited consolidated financial statements and related notes for the year ended December 31, 2010 are prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, which auditing requirements, principles and standards are different from those of the U.S.

Information concerning the mineral properties of the Company has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of our AIF for the fiscal year ended December 31, 2010, available on SEDAR at www.sedar.com.

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this MD&A to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this MD&A after it has been modified or superseded.

OUR BUSINESS

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian diversified mining company governed by the Canada Business Corporations Act with assets in North, Central and South America. Through its subsidiaries, HudBay owns copper/zinc/gold mines, ore concentrators and zinc production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a nickel project in Guatemala and a copper project in Peru. HudBay produces copper concentrate (containing copper, gold and silver), zinc metal and zinc oxide. HudBay’s shares are listed on the Toronto and New York stock exchanges under the symbol “HBM”.

STRATEGY

We believe that the greatest opportunities for shareholder value creation in the mining industry are in the discovery of new mineral deposits and the development of new facilities to profitably extract ore from those deposits. We also believe that our long history of mining in northern Manitoba and our highly experienced workforce provide HudBay with a competitive advantage relative to other mining companies of similar scale.

To capitalize on these opportunities, our mission is to create sustainable value through increased commodity exposure on a per share basis, in high quality and growing long life deposits in mining friendly jurisdictions.

We intend to grow HudBay both through the exploration and development of properties we already control, such as our Lalor project in northern Manitoba, as well as through the acquisition of exploration and development properties such as Norsemont’s Constancia project in Peru (in which we recently acquired a majority interest; see Recent Developments - Acquisition of Norsemont). We also intend to optimize the value of our producing assets through efficient and safe operations.

In order to ensure that any acquisitions we undertake create sustainable shareholder value, we have established a number of criteria for evaluating mineral property acquisition opportunities against our mission:

•

Potential acquisitions should be located in jurisdictions that are supportive of mining activity and have acceptable levels of political risk. Given our current scale and geographic footprint, our current geographic focus is the Americas;

•

We believe we have the greatest exploration and development expertise in volcanogenic massive sulphide (“VMS”) and porphyry types of mineral deposits. While these types of deposits typically contain copper, zinc and precious metals in varying quantities, we are not targeting any one type of metal; rather, we focus on properties where we see the greatest opportunities for risk-adjusted returns based on our expectations for future metal prices;

•

Any properties that we acquire must have excellent exploration potential. We believe that the markets for mining assets are sophisticated and fully value the delineated resources and reserves, especially at properties that are already in production which makes it difficult to acquire properties for substantially less than their fair value. However, markets may undervalue the exploration potential of prospective properties, providing us with an opportunity to create value through exploration on acquired properties;

•

We believe that large, transformational mergers or acquisitions are risky and potentially value-destructive in the mining industry, so we will focus on transactions with a value of up to approximately 20% of our market capitalization, except where exceptional opportunities present themselves;

•

Before we make an acquisition, we will develop a clear understanding of how we can add value to the acquired property. We intend to add value through the application of technical exploration or development expertise, the provision of needed financial capacity, or a combination of these factors and other opportunities; and

•

Acquisitions should be accretive to HudBay on a per share basis. Given that our strategic focus will be on the acquisition of non-producing assets at various stages of development, when evaluating accretion we will consider measures such as net asset value per share and the contained value of reserves and resources per share.

Our key strategic objectives for 2011 and early 2012 are to:

•

Advance the Lalor project, including advancing construction on the production and ventilation shafts, additional exploration from surface to evaluate opportunities along strike and in the periphery of the deposit, completing an optimization study, and making a decision on whether to construct a new concentrator near the Lalor headframe or whether to refurbish our Snow Lake concentrator;

•

Continue to advance the exploration and development of the Constancia project, including building a project team and continuing with efforts to optimize the project, so that we can make a construction decision early in 2012;

•	Manage the upcoming closures of the Trout Lake and Chisel North mines;

•	Expand our grassroots exploration program in the Flin Flon Greenstone Belt and continue to partner with junior mining companies to access promising exploration opportunities;

•	Utilize the recently completed feasibility study to assist in evaluating options for advancing the Fenix project;

•	Advance the Back Forty and Reed Lake projects towards completion of economic assessments and required permit applications; and

•	Identify and carry out one or more acquisitions of projects that meet our acquisition criteria described above.

2010 RESULTS SUMMARY

Our 2010 financial results reflected a continuation of the strong recovery in metal prices that began in 2009 and continued throughout 2010. Continued growth in China and other developing economies and continuing efforts by the world’s major central banks to support economic recovery in developed economies provided robust fundamentals for base and precious metal price appreciation.

Operational performance was strong again in 2010. Our 777 mine produced at full capacity with strong copper grades. We completed the closure of our copper smelter and refinery, and managed the challenges associated with late-stage mining operations at our Trout Lake and Chisel North mines. Production of contained metal in concentrate met our production targets for 2010, although our sales of copper concentrate lagged production due to limited rail car availability.

We made substantial progress on our Lalor project, with Board approval of a $560 million commitment to full development of the mine, and we significantly advanced on the underground ramp to Lalor from the Chisel North mine. We also strengthened our management team with the appointment of David Garofalo as President and Chief Executive Officer (“CEO”) and several other key management appointments.

During 2010 we generated net earnings of $73.0 million and operating cash flow of $199.9 million (not including changes in working capital). We reinvested our cash flow into investments in Lalor and other growth opportunities, share repurchases and the establishment of a common share dividend. In addition, we maintained our financial strength throughout 2010 by arranging a US$300 million credit facility and ending the year with cash and cash equivalents of $901.7 million and no debt.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)				Dec 31 2010	Dec 31 2009

Cash and cash equivalents				901,693	886,814
Working capital				902,522	945,724
Total assets				2,173,086	2,032,686
Shareholders’ equity				1,739,279	1,698,484

Financial Performance		Three Months Ended		Year Ended
($000s except per share and cash cost per pound amounts)		Dec 31 2010	Dec 31 2009	Dec 31 2010	Dec 31 2009

Revenue		183,280	166,673	778,818	720,722
Earnings before tax and non-controlling interest		41,606	9,620	158,105	141,468
Net earnings attributable to shareholders		24,493	7,171	72,985	112,440
Basic and diluted net earnings per share		0.16	0.05	0.48	0.73
EBITDA [1]		71,745	40,571	280,240	143,339
Operating cash flow [1] [2]		59,927	33,624	199,850	124,512
Operating cash flow per share [1] [2]		0.40	0.22	1.33	0.81
Cash cost (on a co-product basis)[1]
Copper	($/pound)	1.39	—	1.46	—
Zinc	($/pound)	0.87	—	0.90	—
Gold	($/troy oz)	345	—	383	—
Cash cost per pound of zinc sold [1]		US (0.42)	US 0.09	US (0.39)	US (0.03)

Operating Highlights
Production (HBMS contained metal in concentrate)[3]
Copper	tonnes	13,660	11,215	52,413	48,397
Zinc	tonnes	19,120	21,239	77,314	78,722
Gold	troy oz.	22,375	22,350	87,176	92,201
Silver	troy oz.	209,788	248,195	843,401	1,004,624
Metal Sold
Copper	tonnes
Cathode & anodes		50	8,864	31,795	59,981
Payable metal in concentrate[5]		8,543	—	15,407	—
Zinc - refined[4]	tonnes	27,200	29,299	104,941	110,070
Gold	troy oz.
Contained in slimes & anode		1,948	19,342	55,868	94,263
Payable metal in concentrate[5]		13,458	—	25,239	—
Silver	troy oz.
Contained in slimes & anode		21,082	474,195	789,305	2,185,407
Payable metal in concentrate[5]		121,270	—	217,534	—

[1]	Refer to page 52 for non-GAAP measures. Cash costs (on a co-product basis) have not been presented for 2009 as the smelter was in operation for all of 2009 and a portion of 2010.
[2]	Before changes in non-cash working capital.
[3]	Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
[4]	Zinc sales include sales to our Zochem facility of 8,914 tonnes in the fourth quarter of 2010. In the fourth quarter, Zochem had sales of 11,006 tonnes of zinc oxide.
[5]	Concentrate was not sold in 2009 while the smelter was in operation.

RECENT DEVELOPMENTS

Acquisition of Norsemont Mining Inc.

On January 10, 2011, we announced that we entered into an agreement to acquire all of the outstanding common shares of Norsemont, together with the associated rights issued under Norsemont’s stockholder rights plan. Holders of Norsemont’s common shares were given the ability to elect consideration per Norsemont common share, on an individual basis, of 0.2617 common shares of HudBay and $0.001 in cash, $4.50 in cash, or a combination of cash (greater than $0.001 and not to exceed $4.50) and HudBay common shares, subject to rounding and proration necessary to effect a maximum aggregate cash consideration of $130 million.

On March 1, 2011, we acquired 104,635,351 common shares of Norsemont through the issuance of approximately 20.5 million of our common shares and the payment of $119 million in cash and we extended our take-over bid to holders of Norsemont common shares until March 15, 2011. As a result, we own approximately 91% of Norsemont’s issued and outstanding shares (calculated on a fully-diluted basis). We intend to proceed with a compulsory acquisition transaction to acquire the remaining common shares of Norsemont that we do not already own or subsequently acquire before the expiry of our take-over bid.

Norsemont’s principal asset is the Constancia copper project located in the Cuzco district of southern Peru. Norsemont recently completed and filed an optimized technical report as of February 21, 2011 which outlined an increase in reserves utilizing new long-term metal pricing and increasing and sustaining production throughput in the processing plant in the later years of the project.

The feasibility study contemplates an open pit mine feeding a processing plant at up to 70,000 tonnes per day for the estimated 15 year mine life. The average yearly metal production in concentrate for the life of mine is expected to be 85,000 tonnes of copper, 1,400 tonnes of molybdenum and 69 tonnes of silver. The initial project capital is estimated to be US$920 million with a life of mine average copper cost of US$0.93/lb. We are currently reviewing the work required to make a construction decision to optimize and advance the Constancia project. This review process is expected to be complete and a feasibility optimization and exploration program and budget will be provided by the end of March 2011.

Constancia Project Mineral Reserve Estimate February 21, 2010 1

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Mo (g/t)
Proven	195.04		3.5	0.42	120
Probable	177.05		3.7	0.40	92

Total Reserves	372.05		3.6	0.43	105

[1]

The Mineral Reserve for the FSO study is based on Net Smelter Return (“NSR”) cut-off since project revenue is derived from copper, molybdenum, silver and gold. For NSR evaluation, metal prices assumed were Cu $2.25/lb, Mo $14.50/lb, Ag $14/oz and Au $1,000/oz while average metal recovery to concentrates was Cu 89%, Mo 40%, Ag 80% to Cu concentrate and Au 60% to Cu concentrate.

Full Commitment to Development of Lalor Mine

On August 4, 2010, our board of directors made a full commitment to the development of our wholly owned Lalor project by authorizing the expenditures necessary to put the project into full production. Initial production from the access ramp is scheduled in the second quarter of 2012 and full production from the 985 meter production shaft is anticipated in late 2014. The project’s estimated capital cost of approximately $560 million, which includes $59 million spent to December 31, 2010, is expected to fund full project development, including access to the gold and copper-gold zones. We intend to fully fund the project from our current cash resources and future cash flows.

We expect the remaining capital spending to occur over the 2011-2014 period as follows:

(in $ millions)
2011	$163
2012	$135
2013	$120
2014	$83

Total	$501

Our current mine plan for Lalor contemplates the following:

•	Full production of 3,500 tonnes of ore per day.

•

The approved expenditure is intended to fully fund project development, including the extension of power and water facilities to the site, a 300 person camp, surface and underground construction at the mine site, including the completion of the access ramp, a production shaft and a ventilation shaft;

•

We are presently conducting an optimization study to determine whether to refurbish our existing Snow Lake concentrator, as currently planned, or to construct a new concentrator at the mine site. The estimated capital cost for the project of $560 million does not include any incremental costs that may be incurred if a new concentrator is constructed.

Development and site construction have proceeded on schedule. The Lalor project has gone 440 days without a lost time accident and all safety systems are in place and working well. We continue to make significant progress on the planned 3,200 meter access ramp at the Lalor project, having advanced 1,750 meters from the Chisel North mine as at February 28, 2011. The ramp is intended to extend to the base of the ventilation shaft that is currently under development, with expected completion of the ventilation shaft in the second quarter of 2012. Ground conditions on the ramp have been good and water intersections have been minimal since the first quarter of 2010. In January 2011, we completed the temporary ventilation exhaust, a 435 meter bored raise, and we will construct the main fresh air fan and heater system this summer in preparation for the next heating season.

Surface site construction has proceeded on several fronts. The access road to the site is complete, the main surface exhaust raise site has been cleared, and construction on the 6.1 meter diameter ventilation raise has been started with civil work proceeding on the temporary hoist and head frame arrangement and development of the pre-sink for the shaft sinker.

All power poles for the site have been installed, and the line wiring is ongoing, with the temporary substation becoming operational at the end of February. Water lines for process water and discharge water are being placed and civil work on the pump stations is underway.

On the main site, construction is proceeding with the excavation of the polishing pond and water treatment plant. Temporary construction trailers have been brought in and are currently being installed. The construction camp located in the town of Snow Lake was fully commissioned in February 2011 to accept a small number of contract employees.

Procurement and tendering is ongoing. The main production hoist and man hoist have been ordered with the man hoist expected to be delivered in the first quarter of 2011.

We are continuing with the metallurgical testing of the Lalor ores, focusing on gold optimization. This includes variable testing on the primary grind, with and without a regrind circuit, as well as optimization of the reagent used and projected consumption.

Tradeoff studies that we have undertaken indicate that the Lalor orebody is likely sufficient to support the construction of a new concentrator. We are continuing to evaluate options for the capacity and flowsheet of a new concentrator, and we expect to be in a position to make a decision on whether to proceed with a new concentrator in mid-2011. The construction of a new concentrator is expected to result in a greater increase in our overall capital expenditure investment in Lalor than refurbishing the existing Snow Lake concentrator.

Revised Lalor Resource and Reserve Estimates

On August 4, 2010, we announced an updated NI 43-101 compliant mineral resource estimate for the base metal zone at Lalor, which increases the tonnage in the indicated resource category by 8.1% from the resource announced in October 2009.

Base Metal Zone Mineral Resource – May 1, 2010 1

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	13.3	1.6	24.9	0.66	8.87
Inferred	4.8	1.3	26.2	0.58	9.25

[1]	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In-fill drilling completed between late 2009 and early 2010 has allowed gold zone 21 and a portion of gold zone 25 to be classified as inferred mineral resources in accordance with NI 43-101, as shown below:

Gold Zone Inferred Mineral Resource – May 1, 2010 1

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Inferred	5.4	4.7	30.6	0.47	0.46

[1]

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Capping of the gold grades was employed to avoid any disproportionate influence of random anomalously high gold grades on the average grade determination.

A revised conceptual estimate of the tonnes and grade of the remaining portion of the gold zone was also completed. The Lalor gold zone potential estimate is conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101 and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Potential Gold Zone Conceptual Estimate – May 1, 2010

Tonnes (Millions)	Au (g/t) [2]	Ag (g/t)	Cu (%)	Zn (%)
5.1-6.1	4.3-5.1	23-27	0.2-0.4	0.2-0.4

[2]	Capping of the gold grades was employed to avoid any disproportionate influence of random anomalously high gold grades on the estimate of the range of average grade.

On August 4, 2010, we also announced a new conceptual estimate of the tonnes and grade of the copper-gold zone. The Lalor copper-gold zone potential estimate is conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101 and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Potential Copper-Gold Zone Conceptual Estimate – May 1, 2010

Tonnes (Millions)	Au (g/t)[2]	Ag (g/t)	Cu (%)	Zn (%)
1.8-2.2	5.8-7.0	18-22	3.2-4.0	0.2-0.3

[2]	Capping of the gold grades was employed to avoid any disproportionate influence of random anomalously high gold grades on the estimate of the range of average grade

For detail on the key assumptions, parameters and methods used to estimate the mineral resources, and the basis on which the potential quantity and grade of the gold zone and copper-gold zone was determined, refer to “Lalor Project Supplementary Information” in our press release dated August 4, 2010.

We have completed a reserve estimate following the completion of a pre-feasibility study based on the indicated mineral resources at Lalor. Refer to “Estimated Mineral Reserves” for details of the estimated mineral reserve.

The copper-gold zone remains open, and we are continuing to test the extension of this zone with one drill from surface at Lalor. Two drills are currently testing targets on the periphery of the Lalor deposit to locate possible satellite deposits. We also intend to conduct extensive underground exploration at Lalor, including definition drilling on the gold zone and copper-gold zone, starting in late 2012 when ramp access reaches the deposit and exploration platforms are developed.

Back Forty Project

On November 29, 2010, Aquila Resources Inc. (“Aquila”) filed an updated NI 43-101 compliant resource estimate including 17.9 million tonnes of measured and indicated mineral resources with nearly one million ounces of contained gold and 3.4 million tonnes of inferred mineral resources.

Back Forty November 29, 2010 Resource Table 1

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Open Pit
Measured	14.1	1.59	16.97	0.15	2.54
Indicated	2.1	1.53	32.80	0.41	1.17
Measured and indicated	16.2	1.58	19.00	0.18	2.36
Inferred	1.4	1.4	32.89	0.62	1.00

Underground
Measured	0.8	1.67	25.83	0.24	3.45
Indicated	0.9	1.28	24.72	0.34	2.85
Measured and indicated	1.7	1.46	25.23	0.29	3.13
Inferred	2.0	1.22	18.34	0.32	2.64

Combined Open Pit and Underground
Measured and indicated	17.9	1.57	19.6	0.19	2.44
Inferred	3.4	1.31	25.17	0.46	1.87

[1]	Mineral resource estimate is from “Technical Report, Back Forty Deposit, Menominee County, Michigan” as filed on SEDAR by Aquila Resources Inc. on November 29, 2010.

On March 3, 2011, Aquila announced additional drill results from the Back Forty project, which included 12 meters of 15.29 g/t gold and 66.49 g/t silver in drill hole LK-484.

The high gold intercept from LK-484 occurs approximately 250 meters down dip of the previously modeled resource and is located approximately 32 meters northeast of a 6.23 meter, 6.39 g/t gold intercept in LK-479 (see the HudBay news release dated October 15, 2010 for more details). Two drills are focused on the exploration of the deep gold zone intersected in LK-484 12 referenced above. A third drill has been mobilized to test some high ranking electromagnetic targets within a kilometer east of the deposit.

Fenix Project

On March 31, 2010, we announced a new NI 43-101 compliant mineral resource estimate for our Fenix project in eastern Guatemala. As part of the completion of an updated feasibility study at the end of 2010, we prepared a revised reserve estimate for Fenix. Refer to “Estimated Mineral Reserves” on page 43 for details of the estimated mineral reserve.

In parallel with the work that took place in 2010 updating the Fenix feasibility study and mineral reserve estimate:

•	We completed 7,000 meters of diamond drilling at the Fenix project in the second quarter and we incorporated the results into the new reserve estimate;

•	We are evaluating other exploration opportunities in the project vicinity that would enhance the economics of Fenix;

•	We are utilizing the updated feasibility study to assist in evaluating options for advancing the Fenix project; and

•

The revised feasibility study incorporates a new power strategy for Fenix based on the generation of power from coal or petroleum coke at an on-site power plant, while retaining the option to consider supplemental power supply from the Central American power grid.

VMS Ventures Inc. (“VMS”)

On July 6, 2010, HBMS entered into a joint venture agreement and four option agreements with VMS respecting our Reed Lake property and a series of adjacent mineral properties held by VMS in Manitoba’s Flin Flon Greenstone Belt. Pursuant to the joint venture agreement, we have a 70% interest and VMS has a 30% interest in a joint venture respecting the Reed Lake property and the two claims immediately to the south. We are the operator of the joint venture with authority and discretion as to the exploration and potential development of the property and have exclusive rights to purchase and market the ore produced from the property. We will also provide full financing of VMS’s proportionate share of the costs to develop the property, which will be repayable solely from VMS’s share of cash flow generated from the project.

The option agreements grant us the right to earn a 70% interest in four adjacent claim parcels held by VMS. Upon making certain cash payments and meeting work commitments over two to three years, we will earn a 70% interest in the applicable property and a new joint venture will be formed between HudBay and VMS which will have substantially the same terms as the Reed joint venture. Any failure to make the required cash payments and work commitments with respect to a certain property will cause that property to revert to VMS but will not affect our option over the other properties. Two drills are currently drilling at the Reed Lake deposit: one drill is collecting metallurgical samples, and the other is scheduled to step out and test near deposit extensions and geophysical anomalies as part of the VMS joint venture. We intend to complete an NI 43-101 compliant resource estimate for the Reed Lake property in the first quarter of 2011.

Exploration

We continue to invest in exploration. In addition to the drilling activity referred to previously at the Lalor and Back Forty projects, one drill is operating in the vicinity of Flin Flon, Manitoba testing near mine geophysical targets and trends, and we are carrying out a continual underground exploration program out at the 777 mine. Another drill is testing regional geophysical anomalies south of Flin Flon.

One drill has completed work on the Lost property, which we optioned from Halo Resources Ltd. and we are compiling and interpreting the results.

777 North Mine Expansion Approved

On August 4, 2010, we announced plans to expand the 777 Mine. The 777 North expansion involves driving a ramp from surface to the 440 meter level to access mineral resources of 550,000 tonnes grading 1.5 g/t gold, 22.5 g/t silver, 1.0% copper and 3.6% zinc. These zones are connected to the underground workings of the 777 Mine. We estimate total capital costs for the expansion at approximately $20 million, with production expected to begin in 2012 at a rate of 330 tonnes per day, producing approximately 5,500 tonnes of copper metal and 20,000 tonnes of zinc metal over the six year life of the project.

Upon completion, the 777 North expansion will provide an additional egress from the mine and is expected to supply additional ore feed to the Flin Flon concentrator and zinc plant. It will also help to sustain employment in Flin Flon, as the Trout Lake mine reaches the end of mine life, and it facilitates the development of an underground exploration platform to evaluate additional exploration opportunities near the 777 mine.

Investment in Augusta Resource Corporation (“Augusta”)

On August 23, 2010, we entered into a subscription agreement with Augusta providing for the purchase, on a private placement basis, of 10,905,590 units for a purchase price of $2.75 per unit for total consideration of $30 million. Each unit consists of one common share of Augusta and one-half of one common share purchase warrant of Augusta (“Warrants”). Each whole Warrant entitles us to acquire one common share of Augusta at an exercise price of $3.90.

We own and have control over 14,789,490 common shares of Augusta (approximately 11.0% of the issued and outstanding common shares) and 5,452,795 Warrants (representing approximately 13.6% of the issued and outstanding common shares of Augusta on a fully-diluted basis). Pursuant to the terms of the Warrants, the Warrants’ expiry date was recently accelerated to March 21, 2011, and we currently expect to exercise the warrants prior to expiry at a cost of $21.3 million. Pursuant to the subscription agreement, Augusta has granted us the right to participate in future equity financings in the 24 months following closing of the transaction on a basis that would permit us to maintain our current percentage equity ownership in Augusta.

Normal Course Issuer Bid

On September 29, 2009, the Toronto Stock Exchange (“TSX”) accepted our application for a normal course issuer bid (“NCIB”). The NCIB permitted us to purchase up to 13,655,000 of our common shares (representing approximately 10% of the public float) during the 12 month period from October 1, 2009 to September 30, 2010. We did not renew the NCIB upon its expiry on September 30, 2010. As at December 31, 2010, we had repurchased a total of 5,646,700 of our common shares at a cost of $68.3 million.

Management Team Strengthened with Key Appointments

On June 21, 2010, we announced the appointment of David Garofalo as President and CEO and to our Board of Directors, effective July 12, 2010. Most recently, Mr. Garofalo served as Senior Vice President, Finance and Chief Financial Officer with Agnico-Eagle Mines Limited, where he had been employed since 1998. Before joining Agnico-Eagle, Mr. Garofalo served as Treasurer and in various finance roles with Inmet Mining Corporation from 1990.

On August 4, 2010, we named Ken Gillis as Senior Vice President, Corporate Development, along with other changes to our existing senior management team intended to reflect current responsibilities and facilitate execution of our strategic plan. We have continued to build our management team with the recent hirings of vice presidents of human resources and corporate social responsibility.

Common Share Dividend Paid

On September 30, 2010, a semi-annual dividend in the amount of $0.10 per common share was paid to shareholders of record as of September 15, 2010. On March 9, 2011, a semi-annual dividend in the amount of $0.10 per common share was declared with a record date of March 21, 2011 and a payment date of March 31, 2011.

New York Stock Exchange (“NYSE”) Listing

On October 22, 2010, our common shares commenced trading on the NYSE under the symbol “HBM”. We intend to maintain our listing on the Toronto Stock Exchange.

Copper Smelter and WPCR

On June 11, 2010, our copper smelter in Flin Flon, Manitoba, ceased operations. Operations at WPCR ceased in July due to the smelter closure.

OUTLOOK

This outlook includes forward-looking information about HudBay’s operations and financial expectations that is subject to risks, uncertainties and assumptions. The outlook and financial targets are for 2011 only. The information provided in this section is forward-looking, based on HudBay’s expectations and outlook and shall be effective only as of the date the targets were originally issued on March 9, 2011. Refer to “Forward-Looking Information” on page 1. The overall outlook, including targets, and our performance is generally subject to various risks and uncertainties which may impact future performance and our achievement of these targets.

Copper, gold and silver prices have recovered substantially over the course of 2010 and are currently significantly higher than average prices in 2009. If these prices and current exchange rates are sustained during 2011 and our production, sales and cost performance are as expected, our operating financial results are likely to improve substantially over 2010 results. HudBay may update its outlook depending on changes in metals prices and other factors.

For our sensitivity to metal prices and foreign exchange rates, refer to “Sensitivity Analysis” on page 17.

Material Assumptions

Our 2011 operational and financial performance will be influenced by a number of factors. At the macro-level, the general performance of the North American and global economies will influence the demand for our products. The realized prices we achieve in the commodity markets significantly affect our performance. Our general expectations regarding prices for metals and foreign exchange rates are included in the “Commodity Markets” and “Sensitivity Analysis” sections of this MD&A.

2011 Domestic Mine and Mill Production (Contained Metal in Concentrate)

		2010 Actual	2011 Forecast
Copper	(tonnes)	52,413	40,000-55,000
Zinc	(tonnes)	77,314	70,000-90,000
Gold Equivalent [1]	(oz.)	101,233	95,000-120,000

[1]	Gold equivalent production includes gold and silver production. Silver converted to gold equivalent at 60:1 ratio

Contained metal production in concentrate in 2011 is expected to be similar to 2010 as we expect reduced production at Trout Lake will be offset by a full year of production at Chisel North and higher production and copper grades at the 777 mine.

2010 contained concentrate metal production was consistent with our 2010 outlook.

2011 Exploration Plan

Exploration expenditures[1] ($ millions)	Capitalized	Expensed	Total
Flin Flon Greenstone Belt
Near mine exploration	4	—	4
Reed Lake and Cold/Lost Lake	—	2	2
Grassroots exploration	1	22	23
Other	1	3	4

	6	27	33

Other opportunities
Fenix	3	2	5
Back Forty	1	15	16
Yukon	—	2	2
Chile	—	2	2
Other areas	—	1	1

	4	22	26

Total Target	10	49	59

[1]	All values are preliminary estimates, and actual expenditures may vary and will depend on several factors and may be subject to change.

Exploration expenditures of $59 million will support ongoing exploration near our existing mines and projects and fund grassroots exploration on properties we hold in the Flin Flon Greenstone Belt, Chile and the Yukon. Expenditures on the Back Forty project will support exploration initiatives as well as project engineering and environmental permitting activities. Depending on exploration success, we may commit additional funding to exploration at Lalor and other opportunities. We expect to incur additional amounts over and above the exploration expenditures noted above at the Constancia project.

The 2011 exploration plan in the Flin Flon Greenstone Belt includes additional drilling at the Lalor project with geophysical platform holes targeting potential satellite deposits and continued tracing of known exploration targets such as the Lalor copper-gold zone. We will also continue to explore within the 777 mine with an expenditure of approximately $3 million. A concentrated effort will be focused on following up on regional targets close to Flin Flon due to the available concentrator capacity in our Flin Flon operations.

Our exploration properties include approximately 400,000 hectares in the prolific Flin Flon Greenstone Belt of Manitoba and Saskatchewan. The Company has also optioned mineral properties to several other exploration companies as a means to leverage our expenditures in the Flin Flon Greenstone Belt. Pursuant to our option agreements with Halo Resources, we have acquired an option to earn up to a 67.5% interest in Halo’s Cold and Lost properties in the Sherridon district of Manitoba. We are continuing our exploration efforts at Cold and Lost, and we intend to complete an NI 43-101 compliant resource estimate in the first quarter of 2011.

Beyond the Flin Flon Greenstone Belt, we are planning additional exploration at the Fenix property in Guatemala, our San Antonio copper project in Chile and our Tom/Jason zinc-lead-silver mineral deposits in the Yukon.

2011 Capital Expenditures

Capital expenditures ($ millions)	2011 Budget
Growth
Lalor	163
777 North	8
Fenix	13

Total Growth capital	184
Sustaining	105

Total capital expenditure	289

We expect to invest approximately $289 million in capital expenditures in 2011, of which approximately two-thirds is allocated toward growth initiatives. Capital expenditures at Lalor are expected to total approximately $163 million, which includes sinking of the ventilation and production shafts, continuation of the ramp from Chisel North, concentrator refurbishment costs and mine site buildings and utilities. We recently awarded the construction contract for the Lalor ventilation shaft to J.S. Redpath.

An optimization study is ongoing for the Lalor project to determine whether to refurbish the existing Snow Lake concentrator, as currently planned, or to construct a new concentrator at the mine site. The Lalor capital expenditure projections above do not incorporate any incremental costs that may arise if a new concentrator is constructed. We expect to incur additional amounts over and above the capital expenditures noted above at the Constancia project. Refer to “Capital Expenditures” on page 30 for 2010 capital expenditures by mine and processing facility.

COMMODITY MARKETS

In addition to our production, financial performance is directly affected by a number of factors including metal prices, foreign exchange rates, and input costs including energy prices. In 2010, metal prices generally performed well, contributing to the increase in our financial performance compared to 2009.

The following market analysis has been developed from various information sources including research analyst reports and industry experts.

Copper

In 2010, the London Metal Exchange (“LME”) copper price averaged US$3.42 per pound, increasing over the second half of the year from a low of US$2.76 per pound in June to a high of US$4.42 per pound in December. Strong growth in copper demand from China and other markets, combined with the inability of copper mine supply to keep up with growing demand, were key factors in the movement of copper prices to historic highs in late 2010. After a sharp increase in LME inventories in the second half of 2009, inventories were steadily drawn down over the course of 2010, although not to the historic lows seen in the 2005-2008 period.

Copper prices will likely require a continuation of global economic growth to be sustained at current levels in the shorter term, but medium term supply-demand fundamentals for copper remain positive assuming continued strong copper demand from China and other developing countries.

Zinc

In 2010, the LME zinc price averaged US$0.98 per pound, with the price fluctuating in a range between US$0.73 per pound and US$1.22 per pound over the course of the year. While zinc demand grew significantly in 2010, mine and refinery production also grew substantially in response to higher zinc prices, leading to continued growth in LME inventories to levels near the historical highs seen in 2003 and 2004.

Continued strong economic growth globally will likely be needed to support current zinc prices over the next two years. However, third party forecasts for global zinc production highlight the expected closure of a number of major zinc mines starting in 2012 and an absence of new zinc projects to replace the lost production, which suggests a positive medium-term outlook for zinc prices.

Gold

Gold prices averaged US$1,225 per ounce during 2010. The gold price appreciated steadily over 2010, reaching US$1,420 per ounce by the end of the year. The price of gold has continued to benefit from concerns about the risk of rising inflation as a result of the aggressive monetary response to the global recession from the world’s major central banks.

Silver

Silver prices averaged US$20.16 per ounce during 2010. As with gold, silver prices increased to a high at the end of the year reaching US$30.90.

Foreign Exchange

As revenues from our principal products are substantially denominated in US dollars, we are affected by fluctuations in the Canadian/US dollar exchange rate. In general, a stronger Canadian dollar causes our revenue, and therefore earnings, to decrease when our US dollar receipts are converted to Canadian dollars, because the majority of our operating costs are denominated in Canadian dollars. In addition, a stronger Canadian dollar may result in foreign exchange losses due to depreciation in the value of US dollar denominated cash balances.

The Canadian dollar traded in a relatively narrow band relative to the US dollar, reaching lows of approximately $1.07 per US dollar and highs of just above parity with the US dollar, where it ended the year.

SENSITIVITY ANALYSIS

Net Earnings Sensitivity

The following table displays the approximate impact of changes in metal prices and exchange rates on our 2011 net earnings.

		Change of 10%, as represented by:[1] [2]		Would change 2011 net earnings by [1] (C$ million)	Would change 2011 net earnings per share by [3] (C$/share)
Copper [1]	lb.	US$	0.40	23.1	$0.15
Zinc [1]	lb.	US$	0.10	10.1	$0.07
Gold [1]	troy oz.	US$	130.00	6.2	$0.04
Silver [1]	troy oz.	US$	2.50	0.8	$0.01
Exchange Rates [2]	US$1 to C$	C$	0.10	40.5	$0.27

[1]	Based on exchange rate of US$1 to C$1.
[2]	Based on metal prices of US$1.00/lb. zinc, US$4.00/lb. copper, US$1,300/oz. gold and $25.00/oz silver.
[3]	Based on weighted average number of common shares outstanding of 149.4 million.

FINANCIAL REVIEW

Earnings increased in the fourth quarter of 2010

For the fourth quarter, net earnings attributable to common shareholders were $24.5 million, reflecting a $17.3 million increase from the fourth quarter of 2009. Net earnings of $73.0 million for 2010 reflected a decrease of $39.5 million from the same period in 2009. Significant variances affecting earnings compared to the same periods in 2009 are as follows:

(in $ millions)	Three Months Ended Dec 31, 2010	Year Ended Dec 31, 2010
Increase (decrease) in earnings components compared to same period in 2009:
Revenues	16.6	58.1
Expenses
Operating	10.6	55.2
Depreciation and amortization	6.9	(2.7)
General and administrative	7.4	16.0
Stock-based compensation	(1.2)	(1.8)
Accretion of asset retirement obligations	0.5	0.1
Foreign exchange loss	(2.7)	9.3
Exploration	(7.0)	(22.2)
Interest and other income	1.1	(99.1)
Gain (loss) on derivative instruments	(0.2)	3.7
Non-controlling interests	3.0	3.0
Future taxes	(19.6)	(19.7)
Current taxes	1.9	(39.4)

Increase (decrease) in net earnings attributable to common shareholders	17.3	(39.5)

Earnings were higher in the fourth quarter of 2010 due to sales prices of metals sold offset by higher exploration expenses and taxes. Earnings were lower in 2010 since we had recognized a gain of $99.9 million on sale of shares of Lundin Mining Corporation (“Lundin”) in 2009. However, this was offset by improvements in revenues, operating expenses and general and administrative expenses.

Revenue increased in the fourth quarter of 2010

Total revenue for the fourth quarter was $183.3 million, $16.6 million higher than the same quarter last year. 2010’s total revenue was $778.8 million, $58.1 million higher than 2009. The increases were due to the following:

(in $ millions)	Three Months Ended Dec 31	Year Ended Dec 31

Metal prices
Higher copper prices	28.6	158.0
Higher zinc prices	3.7	62.3
Higher gold prices	7.6	27.0

Sales volumes
Lower copper sales volumes	(2.8)	(103.1)
Lower zinc sales volumes	(5.1)	(10.1)
Lower gold sales volumes	(5.8)	(16.8)

Other
Stronger Canadian dollar	(6.7)	(66.4)
Other volume and pricing differences	(2.9)	7.2

Change in revenues compared to same period in 2009	16.6	58.1

Sales of copper, gold and silver contained in copper concentrate were adversely affected in the third and fourth quarters by the inability of our rail service provider to supply sufficient railcars to transport our concentrate production, together with weather-related shipping delays at port late in 2010.

Sales of copper concentrate in 2011 to our principal customer will be lower than previously expected following the exercise by that customer of a one-time option to reduce their 2011 purchases. While we expect to sell our remaining 2011 production and excess inventory to other customers in the spot market for concentrate, doing so will require additional railcar capacity than would be the case if our principal customer agreed to take its full allotment in 2011. We have made arrangements to lease additional rail cars, enabling us to transport current production and reduce excess inventory gradually. We expect to draw down and sell most of the excess inventory over the course of calendar 2011.

Under the terms of contracts with our concentrate suppliers and customers, our concentrate purchases and sales are “provisionally priced”. For these contracts, prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. At each reporting date, the fair value of the final purchase or sales price adjustment is re-estimated, and changes in fair value, metal weights and assays are recognized as adjustments to revenue (in the case of concentrate sales) or cost of sales (in the case of concentrate purchases). We recorded $12.7 million in net provisional revenue pricing adjustments in the fourth quarter of 2010 and $20.5 million for the 2010 year.

Our revenue by significant product types is summarized as follows:

	Three Months Ended		Year Ended
	Dec 31	Dec 31	Dec 31	Dec 31
(in $ millions)	2010	2009	2010	2009

Copper	87.4	64.2	380.8	354.2
Zinc	44.1	55.2	178.3	172.8
Gold	22.8	21.9	103.6	103.0
Silver	4.8	8.5	20.8	35.5
Other	29.9	17.8	108.2	60.8

Gross revenue	189.0	167.6	791.7	726.3

Less: treatment & refining charges	(5.7)	(0.9)	(12.9)	(5.6)

Revenue	183.3	166.7	778.8	720.7

In accordance with our accounting policy, we deduct concentrate treatment and refining charges paid to third parties from revenues for financial statement presentation.

Realized prices increased in the fourth quarter of 2010

			Realized prices[1] for three months ended			Realized prices[1] for year ended
		LME Q4	Dec 31	Dec 31	LME	Dec 31	Dec 31
		2010[2]	2010	2009	2010[2]	2010	2009

Prices in US$
Zinc[3]	US$/lb	1.05	1.08	1.02	0.98	1.03	0.79
Copper[3]	US$/lb	3.92	4.56	3.10	3.42	3.55	2.34
Gold	US$/troy oz.	1,367	1,459	1,081	1,225	1,238	950
Silver	US$/troy oz.	26.43	33.25	16.96	20.16	20.03	14.19

Prices in C$
Zinc[3]	C$/lb	1.06	1.10	1.08	1.01	1.06	0.88
Copper[3]	C$/lb	3.97	4.62	3.29	3.52	3.66	2.68
Gold	C$/troy oz.	1,385	1,479	1,131	1,262	1,278	1,093
Silver	C$/troy oz.	26.77	33.70	17.91	20.76	20.67	16.26
Exchange rate	US$1 to C$		1.01	1.06		1.03	1.14

[1]

Realized prices are before refining and treatment charges and only on the sale of finished metal or metal in concentrate. Realized prices for copper in 2010 reflect an average of prices realized for copper cathode and spent anode sales and sales of contained copper in concentrate. Realized prices for gold and silver in 2010 reflect an average of prices realized for precious metal slimes and spent anode sales and sales of contained gold and silver in concentrate.

[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.
[3]

The realized components of our metal swap cash flow hedges resulted in a gain of US$0.01/lb. for zinc during the fourth quarter of 2010 (full year gain of US$0.01/lb. for zinc). Refer to “Base Metal Price Strategic Risk Management” on page 34.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

Outlook (see Forward-Looking Information - page 1)

Revenues will continue to be affected by the volume of purchased zinc concentrates and the market prices of zinc, copper, gold and silver, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Average market prices for zinc and copper in 2011 to date have been higher than average prices in 2010. If this trend continues, it will positively impact revenues in 2011 as compared to 2010.

In addition, the sale of excess copper concentrate inventory in 2011 is expected to result in higher copper and gold sales quantities in 2011 compared to 2010, assuming that we achieve our production objectives and obtain sufficient rail car capacity.

Operating expenses decreased in the fourth quarter of 2010

	Three Months Ended		Year Ended
	Dec 31	Dec 31	Dec 31	Dec 31
($000s)	2010	2009	2010	2009
Non-GAAP detailed operating expenses [1]
Mines
777	15,211	15,763	54,364	58,897
Trout Lake	7,978	10,896	35,788	36,391
Chisel North[2]	5,805	—	16,272	2,436
Concentrators
Flin Flon	6,882	6,026	24,025	21,642
Snow Lake	1,640	—	4,925	1,090
Metallurgical plants
Zinc plant	19,210	19,240	74,395	70,141
Copper smelter	—	12,587	20,896	47,902
WPCR	—	3,249	7,276	12,561
Other
Purchased concentrate treated	17,651	26,843	43,984	116,783
Anode freight & refining	65	769	3,336	6,373
Services & administration	11,125	11,313	40,921	39,823
HBMS employee profit sharing	5,252	1,766	15,849	8,124
Net profits interest	8,213	4,204	22,059	14,658
Other [3]	15,045	13,862	61,947	52,764
Changes in domestic inventory [4]	(21,529)	(22,303)	13,751	8,471
HMI Nickel	2,753	1,724	11,318	8,219

Total operating expenses	95,301	105,939	451,106	506,275

[1]	Refer to “Non-GAAP Measures” on page 52.
[2]

During the first quarter of 2010, while Chisel North was undergoing start-up, all costs were initially capitalized. During the second quarter, we transferred $1.0 million from capital to operating expenses along with the related 11,703 tonnes of pre-production ore.

[3]	Includes Zochem operating costs, care and maintenance costs for Balmat for 2010 and 2009 and Chisel North for 2009.
[4]

A reduction of inventories requires recognition of additional operating expenses to reflect the cost of sales during the period. Conversely, an increase in inventories requires a negative adjustment to operating expenses.

For the fourth quarter of 2010, our operating expenses were $95.3 million, $10.6 million lower than the same quarter last year. In addition, 2010’s full year of operating expenses was $451.1 million, $55.2 million lower than 2009. The decreases were due to the following:

(in $ millions)	Three Months Ended Dec 31	Year Ended Dec 31

Decreased volumes of purchased copper concentrate	(7.3)	(65.8)
Decreased volumes of purchased zinc concentrate	(1.9)	(7.0)
Smelter and refinery costs	(15.8)	(32.3)
Chisel North operating costs	7.4	17.7
Zochem zinc purchases	3.0	17.6
Other provisions, primarily related to smelter closure	(0.8)	(3.8)
Changes in domestic inventory	0.8	5.3
Higher profit sharing	3.5	7.7
Other operating expenses	0.5	5.4

Decrease in operating expenses compared to same period in 2009	(10.6)	(55.2)

Purchased copper concentrate volumes and direct smelter and refinery costs decreased due to the closure of the smelter. Some of these cost reductions were offset by concentrate treatment and refining charges payable to third parties, which are reduced from revenue in accordance with our accounting policies. Lower zinc concentrate purchases were more than offset by the addition of Chisel North operating costs and production in 2010.

We acquired our Balmat mine from a third party in 2003 for consideration that included a commitment to pay 30% of future net free cash flow from the Balmat operations to the vendor, up to a cap of US$25 million. The acquisition terms placed limitations on our ability to freely dispose of the Balmat assets pending full satisfaction of the purchase price. The vendor also remained responsible for certain environmental liabilities associated with Balmat. In the second quarter of 2010, we agreed with the vendor to settle the satisfaction of the purchase price and all other rights, claims, liabilities and causes of action between the parties with a payment of US$2.5 million from us and completed this transaction in the third quarter of 2010. We determined that it was appropriate to recognize an asset retirement obligation of $3.1 million associated with liabilities at Balmat in the second quarter. We expensed the full amount related to this obligation in operating expenses in the second quarter. Upon completing the settlement described above with the vendor in the third quarter, we recognized the US$2.5 million payment as property, plant and equipment based on the estimated salvage value of the assets. In the fourth quarter, we expensed an additional $1.5 million in operating expenses due to a revision in estimate.

		Three Months Ended		Year Ended
		Dec 31	Dec 31	Dec 31	Dec 31
Unit Operating Costs		2010	2009	2010	2009

Mines
777	$/tonne	41.77	42.85	36.53	38.24
Trout Lake	$/tonne	67.09	67.24	66.20	53.57
Chisel North[1]	$/tonne	85.97	—	71.52	—

Total Mines [1]	$/tonne	52.66	50.31	47.02	40.88

Concentrators
Flin Flon	$/tonne	13.88	11.04	11.77	9.63
Chisel North[1]	$/tonne	27.23	—	24.35	—

Metallurgical Plants
Zinc Plant	$/lb. Zn	0.343	0.304	0.337	0.298
Copper Smelter[2]	$/lb. Cu	—	0.457	0.478	0.371
WPCR[3]	US$/lb. Cu	—	0.129	0.112	0.098

[1]

Production at our Chisel North mine was suspended in early 2009, thus 2009 costs are not shown here. However, mining costs are reflected within the weighted average unit costs presented for total mines.

[2]	The copper smelter was shut down in June 2010.
[3]	Production at WPCR ceased in July 2010. The above figures reflect costs incurred from January to June as production in July was minimal.

For the fourth quarter, significant variances for 2010 versus 2009 were:

•	Depreciation and amortization decreased by $6.9 million, totaling $20.8 million for the fourth quarter of 2010, primarily as the smelter and copper refinery had been shut down earlier in the year.

•

General and administrative expenses decreased by $7.4 million, totaling $9.0 million for the fourth quarter of 2010. In 2009, general and administrative expense was higher mainly due to $6.9 million of severance costs for key management employees.

•	Stock-based compensation increased by $1.2 million to $2.4 million in the fourth quarter of 2010 primarily related to expense of restricted share units (“RSUs”) issued during the 2010 year.

•

Foreign exchange decreased by $2.7 million to a loss of $4.2 million in the fourth quarter of 2010. Foreign exchange represents changes in the Canadian dollar value of our foreign currency denominated operating accounts (including certain cash and cash equivalents, accounts receivable, accounts payable and derivatives) in response to changes in the value of the Canadian dollar relative to foreign currencies over the period. Our foreign currency denominated operating accounts are held primarily in US dollars and small amounts are held in Guatemalan quetzals. The value of the Canadian dollar relative to the US dollar increased over the fourth quarter of 2010, with exchange rates moving from $1.03 as at September 30, 2010 to $0.99 as at December 31, 2010, resulting in a foreign exchange loss of $4.2 million in the fourth quarter of 2010. Over the same period in the prior year, the value of the Canadian dollar increased, with exchange rates moving from $1.07 as at September 30, 2009 to $1.05 as at December 31, 2009, which resulted in a foreign exchange loss of $1.4 million in the fourth quarter of 2009.

•

Exploration expenses increased by $7.0 million to $11.0 million for the fourth quarter of 2010, reflecting higher levels of exploration activity in line with our 2010 exploration plan and our commitment to the Back Forty project. Refer to “Capital Expenditures” on page 30 for information on capitalized exploration expenditures.

For the year, significant variances for 2010 versus 2009 were:

•

Depreciation and amortization increased by $2.7 million, totaling $103.4 million for the 2010 year, primarily as a result of increases in depreciation rates for operating assets, including accelerated depreciation for the smelter and copper refinery, which were shut down late in the second quarter and early in the third quarter, respectively.

•

General and administrative expenses decreased by $16.0 million, totaling $28.1 million for the 2010 year. The decrease resulted mainly from costs in 2009 related to the Lundin transaction, shareholder litigation, proxy solicitation and severance.

•	Stock-based compensation increased by $1.8 million to $6.5 million for the 2010 year primarily due to the issuance of deferred share units (“DSUs”), RSUs and stock options during 2010.

•

Foreign exchange improved by $9.3 million, to a loss of $8.5 million in 2010. The loss represents changes in the Canadian dollar value of our foreign currency denominated operating accounts (including certain cash and cash equivalents, accounts receivable, accounts payable and derivatives) in response to changes in the value of the Canadian dollar relative to foreign currencies over the period. Our foreign currency denominated operating accounts are held primarily in US dollars and small amounts are held in Guatemalan quetzals. The value of the Canadian dollar relative to the US dollar increased over the 2010 year, with exchange rates moving from $1.05 as at December 31, 2009 to $0.99 as at December 31, 2010, resulting in a foreign exchange loss of $8.5 million for the 2010 year. Over the same period in the prior year, the value of the Canadian dollar increased, with exchange rates moving from $1.22 as at December 31, 2008 to $1.05 as at December 31, 2009, which resulted in a foreign exchange loss of $17.8 million for the 2009 year.

•

Exploration expenses increased by $22.2 million to $29.8 million for the 2010 year. The increase reflected higher levels of exploration activity in line with our 2010 exploration plan and our commitment to the Back Forty project. Refer to “Capital Expenditures” on page 30 for information on capitalized exploration expenditures.

•	Interest and other income decreased by $99.1 million, mainly due to the gain of $99.9 million on the sale of Lundin shares recognized in the second quarter of 2009.

•	Gain (loss) on derivative instruments increased by $3.7 million to a gain of $2.8 million in 2010 as we recognized gains on warrants of listed common shares.

Outlook

Operating expenses will continue to be affected by the volume of purchased zinc concentrates as well as production volumes. The sale of excess copper concentrate inventory will also be reflected in 2011 operating costs. Depreciation expense is expected to decline compared to the previous twelve months, as the accelerated depreciation from the closure of the smelter and refinery was largely completed by the end of the second quarter of 2010. General and administrative costs are expected to increase modestly over the remainder of 2011 from 2010 levels due to increased corporate and business development activities.

Tax Expense

Tax expense for the 2010 year decreased earnings by $59.1 million (fourth quarter - $17.7 million), compared to the same period in 2009.

	Three Months Ended		Year Ended
	Dec 31	Dec 31	Dec 31	Dec 31
($000s)	2010	2009	2010	2009
Non-cash - income tax expense [1]	5,546	(4,747)	14,029	(887)
Non-cash - mining tax expense [1]	2,589	(6,714)	7,852	3,105

Total non-cash tax expense	8,135	(11,461)	21,881	2,218

Estimated current taxes payable - income tax	6,493	10,895	39,759	24,102
Estimated current taxes payable - mining tax	5,321	2,821	26,427	2,668

Total estimated current taxes payable	11,814	13,716	66,186	26,770

Tax	19,949	2,255	88,067	28,988

[1]	Non-cash tax expenses represent our draw-down/increase of non-cash future income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate for the 2010 year was approximately 34.0% (fourth quarter - 28.9%). As a result, we recorded income tax expense of $53.8 million (fourth quarter - $12.0 million) for the full year.

Significant items causing our 2010 effective income tax rate to be higher than the 30% statutory income tax rate include:

•

Our US operations recorded losses of $31.9 million (fourth quarter - $5.1 million). These losses cause temporary differences, which result in a future tax asset. However, we have determined that we are not more likely than not to realize the benefit related to these future tax assets; accordingly, we have increased our valuation allowance, which offsets the future tax asset. The net effect is an increase to our effective tax rate because we have recorded a loss for accounting purposes but not recorded a corresponding tax benefit.

•

Our Guatemalan operations realized a loss of approximately $7.0 million (fourth quarter - loss of $0.9 million). In Guatemala, there are two tax regimes for income tax purposes; the “general tax regime” applies tax at a rate of 5% of gross revenue, and the “alternative tax regime” subjects the net taxable income of CGN to a tax at a rate of 31%. Guatemalan companies have the option of electing on an annual basis to be taxed under the “alternative tax regime” for the following year. It is our view that CGN will pay tax under the “general tax regime” when temporary differences reverse. As the “general tax regime” applies tax on gross revenue, the reversal of temporary differences will not result in future cash outflows. Consequently, no future taxes have been recognized with respect to our Guatemalan operations. The net effect is an increase to our effective tax rate because we have recorded an expense for accounting purposes but not recorded a corresponding tax benefit.

•

We increased our valuation allowance by approximately $5.0 million with respect to increases in temporary differences realized in the 2010 year (fourth quarter - increase of $3.8 million) that relate to obligations associated with mine closure.

•

In the fourth quarter, the Company resolved a dispute with the taxation authorities related to the 1994 taxation year. As part of the settlement agreement, the Company was permitted to amend a number of its historical tax returns. The net impact of the settlement and related tax return amendments was a recovery of tax of $5.5 million.

Mining Tax Expense

The Province of Manitoba imposes mining tax on net earnings related to the sale of mineral products mined in Manitoba (mining taxable profit) at the following rates:

•	10% of total mining taxable profit if mining profit is $50 million or less;

•	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•	17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be 17%.

For the 2010 year, our effective rate for mining taxes was approximately 21.7% (fourth quarter - 19.0%) For the 2009 year, mining taxes were approximately 4.1% on earnings before tax. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. The effective mining tax rate for 2009 was significantly lower than 2010 as a result of lower estimated mining taxable profit in 2009 which resulted in mining taxable profit being taxed at the 10% rate rather than the 17% rate which is applicable in 2010. In addition, the exclusion of certain amounts, including the gain on the disposition of the Lundin shares, from the calculation of mining taxable profit also reduced mining taxable profit in 2009. The fourth quarter tax rate was lower than the tax rate for the 2010 year as a result of revisions to our estimates of 2010 mining taxable profits.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($000s)
Revenue	183,280	163,367	191,851	240,320	166,673	194,608	197,657	161,784
EBITDA[1]	71,745	55,465	69,596	83,434	40,571	58,769	28,397	15,602
Operating cash flow[1] [2]	59,927	39,825	41,027	59,071	33,624	48,102	28,820	13,966
Earnings before tax	41,606	29,572	34,572	52,355	9,620	32,515	104,504	(5,171)
Net earnings	21,657	11,670	13,162	23,549	7,365	19,727	89,234	(3,846)
Earnings per share:
Basic	0.16	0.08	0.09	0.15	0.05	0.13	0.58	(0.03)
Diluted	0.16	0.08	0.09	0.15	0.05	0.13	0.58	(0.03)

[1]	Refer to “Non-GAAP Measures” on page 52.
[2]	Before changes in non-cash working capital.

The price, quantity and mix, of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

In 2010, we reported higher EBITDA and operating cash flow due to increased prices for zinc and copper, offset by decline in volumes and a stronger Canadian dollar. In comparison, our 2009 EBITDA and operating cash flow was lower as the global economy recovered from late 2008. A significant weakening of the Canadian dollar, which occurred at the same time as the decline in metals prices, partially offset this trend.

In the second quarter of 2009, we realized a gain of $99.9 million on the disposition of our interest in Lundin.

The following table sets forth selected consolidated financial information for each of the three most recently completed years.

	2010	2009	2008
	($000s)
Revenue	778,818	720,722	981,894
Earnings before tax and non-controlling interests	158,105	141,468	168,603
Operating cash flow [1]	199,850	124,512	234,255
Net earnings attributable to common shareholders	72,985	112,440	72,947
Earnings per share:
Basic	0.48	0.73	0.54
Diluted	0.48	0.73	0.54
Total assets	2,173,086	2,032,686	1,918,353
Total long-term financial liabilities [2]	94,676	90,176	102,361
Cash dividends declared per common share	$0.10	$—	$—

[1]	Before changes in non-cash working capital. Refer to “Non-GAAP Measures” on page 52.
[2]

Total long-term financial liabilities consist of non-current portions of pension obligations, other employee future benefits, obligations under capital leases, and fair value of derivative liabilities.

In 2010, our revenue, operating cash flow and earnings before tax were significantly higher primarily due to higher metal prices and a better economic climate compared to 2009.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition at December 31, 2010 compared to December 31, 2009

Cash and cash equivalents of $901.7 million as at December 31, 2010 reflected a $14.9 million increase from December 31, 2009. We have not invested in asset-backed commercial paper, and our cash equivalents are held in low-risk, liquid investments and deposit accounts with major Canadian banks. The increase in our cash and cash equivalents during 2010 resulted from positive operating cash flow, release of restricted cash and changes in non-cash working capital offset by capital expenditures, strategic investments, repurchase of shares and dividend payments.

Working capital decreased by $43.2 million to $902.5 million from December 31, 2009 to December 31, 2010. In addition to the higher cash and cash equivalents position, inventory decreased by $9.4 million as the build-up in copper concentrate inventory was more than offset by the reduction in copper and gold metals and the sale of anode inventories from 2009. Receivables increased by $38.0 million over the same period, primarily due to increased metal prices and the change of payment terms as we transitioned from sales of copper and gold to sales of concentrates. Zinc prices and increased zinc oxide sales also contributed to the increase. Payables increased due to Callinan NPI accruals and prior year adjustment, increased Lalor capital expenditures and higher profit sharing. We also recognized deferred revenue of $24.4 million related to two copper concentrate lots initiated in December 2010 that did not meet criteria for revenue recognition. Taxes payable increased by $33.1 million due to timing of payments and increased taxes in 2010 due to higher estimated taxable income.

During 2010, we repurchased 5,047,100 of our own shares at a cost of $63.3 million and reduced our share capital by $21.1 million, contributed surplus by $3.4 million and retained earnings by $35.8 million. In total, we repurchased 5,646,700 shares for approximately $68.3 million since the inception of the NCIB in 2009. We did not renew the NCIB upon its expiry on September 30, 2010.

The following table summarizes our cash flows for the three months and year ended December 31, 2010 and December 31, 2009.

	Three Months Ended		Year Ended
	Dec 31	Dec 31	Dec 31	Dec 31
($000s)	2010	2009	2010	2009
Net earnings for the period	21,657	7,365	70,038	112,480
Items not affecting cash	38,270	26,259	129,812	12,032
Net change in non-cash working capital items	4,937	6,008	55,740	(18,318)

Cash provided by operating activities	64,864	39,632	255,590	106,194
Cash used in investing activities	(11,103)	(33,347)	(162,275)	564,209
Cash (used in) provided by financing activities	(2,751)	1,619	(75,610)	118
Effect of exchange rate changes on cash and cash equivalents	(1,056)	(1,382)	(2,826)	(9,434)

Increase in cash and cash equivalents	49,954	6,522	14,879	661,087

Cash Flow from Operating Activities

Operating activities provided $64.9 million of cash flows in the fourth quarter of 2010, representing an increase of $25.2 million compared to the same period in 2009. This increase in 2010 compared to 2009 was due to various factors such as changes in non-cash working capital and higher copper prices.

In 2010, cash provided by operations was $255.6 million, reflecting an increase of $149.4 million from the same period in 2009. The overall increase is mainly due to higher copper and zinc prices in 2010 and changes in non-cash working capital. Significant changes in 2010 working capital included increases in accounts receivables of $38.0 million, inventories which decreased by $9.4 million, accounts payables which increased by $14.8 million and taxes payable which increased by $31.8 million.

Cash Flow from Investing and Financing Activities

During the fourth quarter of 2010, our investing and financing activities used cash of $13.9 million, primarily driven by capital expenditures of $53.8 million and the purchase of strategic investments of $12.3 million significantly offset by the release of restricted cash of $57.1 million. In the same quarter of 2009, our investing and financing activities used cash of $31.7 million, as we invested in capital expenditures of $36.2 million.

We used $237.9 million in investing and financing activities in 2010, due to capital asset additions of $167.6 million, repurchases of common shares of $63.3 million, strategic investments of $52.6 million and dividend payments of $14.9 million, partially offset by the release of restricted cash of $54.6 million. In 2009, our investing and financing activities provided cash of $564.3 million, as we disposed certain of our short term investments of $478.9 million and our interest in Lundin for proceeds of $235 million and invested in capital expenditures of $99.9 million and additions to restricted cash of $48.5 million.

Capital Expenditures

The following tables summarize additions to capital assets, which include $7.4 million (2009: $4.1 million) of non-cash additions.

	Three Months Ended		Year Ended
	Dec 31	Dec 31	Dec 31	Dec 31
(in $ millions)	2010	2009	2010	2009
Plant and Equipment	10.5	8.7	54.0	26.4
Capital Development	8.2	11.0	37.4	38.9
Capitalized Exploration	38.1	10.9	81.5	24.5
Capitalized Fenix project	0.4	0.1	2.2	14.3

Total	57.2	30.7	175.1	104.1

Our capital expenditures in the fourth quarter of 2010 were $26.5 million higher than the same period in 2009, mainly due to capital expenditures associated with Lalor.

	Three Months Ended		Year Ended
	Dec 31	Dec 31	Dec 31	Dec 31
(in $ millions)	2010	2009	2010	2009
777 Mine	7.2	5.2	22.0	21.5
Trout Lake Mine	5.5	4.7	16.9	21.9
Chisel North Mine	1.5	2.0	10.1	1.9
Balmat Mine and Concentrator	—	—	2.6	—
Flin Flon and Snow Lake Concentrators	0.2	0.6	2.0	2.1
Flin Flon and Snow Lake Other	1.8	1.7	5.4	3.9
Zinc Plant	2.1	1.7	9.8	5.4
Copper Smelter & WPCR[1]	4.2	5.1	24.4	10.8
Other	—	1.7	3.7	2.7

Sustaining capital expenditures	22.5	22.7	96.9	70.2

Lalor Project	28.7	7.9	68.6	19.6
Fenix Project	0.4	0.1	2.2	14.3
VMS	2.6	—	2.6	—
777 North	3.0	—	4.8	—

Growth capital expenditures	34.7	8.0	78.2	33.9

Total	57.2	30.7	175.1	104.1

[1]	These amounts relate primarily to capital expenditures associated with the preparations for sales of concentrates.

Liquidity

On November 3, 2010, we entered into a credit agreement with a syndicate of banks for a new US$300 million revolving credit facility. The facility has an initial term of four years and is secured by a pledge of assets of the parent company and unconditionally guaranteed by our material subsidiaries. The facility contains customary limitations on our ability to make dividend and other payments to shareholders, none of which are expected to affect our ability to continue with the dividend policy currently in place. The facility also contains customary financial maintenance covenants, including minimum tangible net worth, debt to EBITDA and interest coverage, which we were in compliance with at December 31, 2010. At December 31, 2010, we had $56.9 million in letters of credit outstanding which would have had to be secured with cash and cash equivalents if the credit facility was unavailable.

Our cash and cash equivalents balance of $901.7 million and revolving credit facility provide a substantial cushion against unanticipated demands on liquidity.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes, as at December 31, 2010, certain of HudBay’s contractual obligations for the period specified.

		Less than	2 - 3	4-5	After
Payment Schedule	Total	1 Year	Years	Years	5 Years
	($000s)
Operating lease obligations	24,652	2,210	5,520	5,410	11,512
Purchase obligations	20,074	19,924	100	50	—
Pension and other employee future benefits obligations	107,645	19,440	9,968	8,982	69,255
Asset retirement obligations [1]	138,836	6,467	6,206	2,386	123,777

Total	291,207	48,041	21,794	16,828	204,544

[1]	Before inflation and market risk.

In addition to the contractual obligations included in the above payment schedule, HudBay also has the following commitments:

•	Commitments to purchase zinc concentrates, with payments related to market prices over a quotational period;

•	A profit-sharing plan with most HBMS employees;

•	A royalty agreement and net profit interest agreements related to the 777 mine;

•	Collective Bargaining Agreements in place with unionized Flin Flon/Snow Lake workforce that prohibit strikes and lockouts and provide for binding arbitration;

•	A contingent commitment to make payments based on tonnages of ore mined at areas of the Fenix project and to pay a sales agency fee and net smelter return if a ferro-nickel plant is operated; and

•	A requirement to provide security to the Government of Guatemala for commitments related to the Fenix project under an approved Environmental Impact Assessments program.

Additional details on the above commitments are available in notes 19b and 19c to our December 31, 2010 annual consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management’s judgment is applied include ore reserve determinations used in amortization of certain property, plant and equipment, in-process inventory quantities and provision for inventory obsolescence, cost allocations for inventory, plant and equipment estimated economic lives and salvage values, assessment of impairment, ultimate realization of capitalized exploration costs, cost allocations for mine development, fair value of certain assets and liabilities, purchase price allocations, contingent liabilities, future income and mining tax assets and valuation reserves, interpretation of tax legislation, allocation of revenue and costs to non-Manitoba sourced ore for the purpose of computing Manitoba mining taxes payable, asset retirement obligations, stock-based compensation, pension obligations and other employee future benefits. Actual results could differ from those estimates by material amounts. These estimates are reviewed at least annually, and changes in estimates are reported in earnings in the period in which they became known.

Mineral Reserves and Resources

HudBay estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long-term commodity prices and foreign exchange rates. Capitalized costs of mineral properties and mine development are amortized on a unit-of-production basis, based on related proven and probable mineral reserves.

Impairment

We review the carrying value of operating mines and plant and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of related assets may not be recoverable. If total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, we measure and record an impairment loss to write down the assets to fair value, which is normally the discounted value of future cash flows. Cash flows include the production of both mineral reserves and a portion of mineral resources based on management’s best estimate of the most probable production profile. Cash flows are also dependent on estimates of future production costs, capital expenditures, salvage values, closure costs, reclamation costs as well as long term commodity prices and foreign exchange rates.

In-Process Inventories

In-process copper concentrates and zinc metal inventory quantities comprise a large part of our inventories by value and represent materials that are in the process of being converted into saleable product. HudBay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. We estimate the realizable value of in-process inventories at financial statement dates and carry inventories at the lower of cost and estimated net realizable value. Where the net realizable value is less than the accumulated costs that have been allocated to that inventory, an impairment charge is reported as part of current period operating costs to reduce the carrying value of the inventory.

Future Tax Assets and Liabilities

We use the asset and liability method of tax allocation for accounting for income taxes. Future income and mining tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to be in effect in the years that differences reverse. These determinations rely on management’s estimate of when temporary differences will reverse, as well as management’s interpretation of tax legislation. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax assets will not be realized. We evaluate the carrying value of future tax assets on a quarterly basis and adjust the amount of the valuation allowance as necessary. Factors used to assess the likelihood of realization include forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Asset Retirement Obligations

Asset retirement obligations are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. We estimate and provide for decommissioning costs, and record a corresponding decommissioning asset, when a new mine or plant is placed into commercial production. Accretion expenses are accrued over the life of each associated operating mine or plant, such that at the end of the asset life the provision is equal to the balance estimated to be paid at that date. The decommissioning asset is amortized over the life of the related asset. Judgment is required to determine assumptions including credit adjusted risk-free rates, expected timing of decommissioning costs, inflationary factors and market risks. Changes in cost estimates result in offsetting changes to the asset and liability and corresponding changes to the associated amortization and accretion rates. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

Pensions and Other Employee Future Benefits

Our post-retirement obligations relate mainly to ongoing health care benefit plans. Obligations relating to these plans and pension plans are estimated based on actuarial determinations, which incorporate assumptions using management’s best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates.

Estimates in Determining Fair Value of Assets and Liabilities

We record various financial assets, financial liabilities and derivatives at fair value. Fair values are based on quoted market prices, where available. If market quotes are not available, we use internal valuation models with market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

We separate and record at fair value embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in operating expenses for purchase concentrate contracts.

Where financial assets, other than those classified as fair value through earnings, show evidence of impairment, judgment is also required to conclude whether a decline in fair value is other than temporary. In making this assessment for available-for-sale investments, management considers the length and extent of a decline in fair value below its cost, the financial condition and environment of the issuer, and our ability and intention to hold the investment until its anticipated recovery.

Stock-Based Compensation

We use the fair value based method to account for the grant of stock options. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date. To determine the fair value of options, we use a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future stock price volatility and the expected average life of the options.

RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metal Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metal prices, unless a reason exists to implement a hedging arrangement. We may hedge base metal prices from time to time to ensure we will have sufficient cash flow to meet our growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives. However, we will generally prefer to raise financing for attractive growth opportunities through equity issuance if the alternative is to engage in a substantial amount of strategic metal price hedging. We may also hedge base metal prices to manage the risk of putting higher cost operations into production or the risk associated with provisional pricing terms in concentrate purchase and sales agreements.

In October 2009, we implemented a price protection program for the restart of our Chisel North mine. We entered into zinc commodity swap contracts with an average volume of approximately 2.0 million pounds of zinc per month for the period of May 2010 through July 2012, at an average price of approximately $1.01 per pound. This volume represents approximately 50% of the anticipated production from Chisel North. Hedge accounting was applied to these transactions.

Foreign Exchange Risk Management

In October 2009, we entered into foreign exchange forwards to hedge anticipated US dollar revenues. We agreed to sell US dollars and purchase C$1.45 million per month for the same period as the zinc swap contracts described above, at an average rate of approximately C$1.07 per US dollar. Hedge accounting was applied to these transactions.

For the 2010 year, we recorded pre-tax net gains of $7,524 (2009 - losses of $9,038) to other comprehensive income (“OCI”) for the effective portion of the cash flow hedges and recorded pre-tax net gains of $366 (2009 - losses of $876) in earnings for the ineffective portion. Ineffective gains and losses are included in gain (loss) on derivative instruments. We also reclassified pre-tax net gains of $3,266 from OCI to earnings as hedges were realized (2009 - gains of $8,012).

Zinc and Zinc Oxide Customer Risk Management

To provide a service to customers who purchase zinc and zinc oxide from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

ENVIRONMENT, HEALTH AND SAFETY

The Environment

There were no significant environmental non-compliances during the year.

All producing operations have management systems certified to both OHSAS 18001 for occupational health and safety and ISO 14001 for the environment. In addition, the production and supply of HBMS’ finished products are registered to the ISO 9001 quality standard.

In the third quarter of 2007, Manitoba Conservation issued a report on its study of surface soils in Flin Flon, Manitoba and Creighton, Saskatchewan. The report identified some sample levels of metal in soils that exceeded Canadian Council of Ministers of the Environment guidelines. The Flin Flon Soils Study was then initiated to assess the potential for any ongoing human health risk. The Flin Flon Soils Study was released in June 2010 and concluded that the likelihood of adverse health effects among Flin Flon area residents from exposure to the metals evaluated is negligible to low. The full study results are available on-line at www.flinflonsoilsstudy.com.

Addressing Evolving Environmental Regulations

In April 2006, the Canadian federal government issued a notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metal smelters and refineries. These plans were to be fully implemented no later than December 31, 2015. The required plan was prepared for the Flin Flon metallurgical complex.

The notice set annual air release targets for the specified substances to be reached by 2015 that in the absence of economically viable technological alternatives, together with other economic challenges, resulted in the determination that the copper smelter was no longer economically viable. Our copper smelter operations ceased in June 2010, essentially eliminating atmospheric emissions from the Flin Flon metallurgical complex and thereby completing our implementation of the pollution prevention plan.

Health and Safety

For the fourth quarter, we recorded a lost time accident frequency of 1.8 per 200,000 hours worked, including contractors, compared to 0.2 for the same quarter in 2009. For the full year, we recorded a lost time accident frequency of 1.2, compared to 0.5 for the same period in 2009.

We publish an annual sustainability report that specifies our environmental, health and safety performance. The 2009 report is available on our website at www.hudbayminerals.com.

OPERATIONS OVERVIEW

Mines

		Three Months Ended		Year Ended
		Dec 31	Dec 31	Dec 31	Dec 31
		2010	2009	2010	2009
777
Ore	tonnes	364,181	367,826	1,488,014	1,540,348
Zinc	%	3.89	4.95	4.01	4.35
Copper	%	3.24	2.40	2.86	2.49
Gold	g/tonne	2.25	2.17	2.09	2.12
Silver	g/tonne	25.42	27.68	25.89	26.39
Trout Lake
Ore	tonnes	118,918	162,045	540,636	679,331
Zinc	%	2.23	4.07	2.67	3.10
Copper	%	2.05	1.86	2.35	1.96
Gold	g/tonne	0.95	1.47	1.30	1.30
Silver	g/tonne	10.12	19.22	12.03	15.73
Chisel North Zinc Ore
Ore	tonnes	61,536	—	207,642	48,695
Zinc	%	8.38	—	7.49	9.18
Chisel North Copper Ore
Ore	tonnes	5,996	—	5,996	—
Zinc	%	0.77	—	0.77	—
Copper	%	1.76	—	1.76	—
Gold	g/tonne	1.71	—	1.71	—
Silver	g/tonne	18.38	—	18.38	—
Total Mines[1]
Ore	tonnes	550,631	529,871	2,242,288	2,268,374
Zinc	%	3.40	4.68	4.00	4.08
Copper	%	2.63	2.23	2.51	2.28
Gold	g/tonne	1.79	1.96	1.78	1.84
Silver	g/tonne	21.87	25.09	22.63	23.17

[1]	For unit operating costs, refer to page 23.

777 Mine

Ore production tonnage for the fourth quarter of 2010 was 1% lower compared to the same period in 2009. The zinc grade was lower by 21%, and the copper grade was higher by 35%, primarily due to the zinc rich areas being delayed in mining and increased tonnage from the copper rich zones. The gold grade was 4% higher, and the silver grade was 8% lower, due to the areas mined. Operating costs per tonne of ore in the fourth quarter of 2010 were 3% lower as compared to the same period in 2009.

For the 2010 year, ore production tonnage decreased by 3% compared to 2009. The hoisted tonnage in 2009 represented a production record for the mine. In addition, the hoisted tonnage was affected somewhat by the increase in waste hoisting of the access decline development below the 1412 metre level. Compared with grades in 2009, the zinc grade was 8% lower, copper grade was 15% higher, gold grade was 1% lower, and silver grade was 2% lower. The higher copper grades are attributed to increased tonnage coming from copper rich areas. Operating costs at $36.53 per tonne of ore were 4% lower as compared to 2009 due primarily to lower propane consumption as a result of a milder spring weather, lower direct mining costs particularly backfilling, cable bolting and hoisting, and decreased use of contractors.

Trout Lake Mine

Ore production tonnage for the fourth quarter of 2010 was 27% lower as compared to the same quarter in 2009. The decrease in production followed the mine plan for the quarter. Production levels are expected to remain relatively constant throughout 2011 at 1,360 tonnes per day (“tpd”) as the mine reserves are depleted to closure by the end of 2011. Zinc grade was 45% lower and copper grade was 10% higher. The zinc grades were lower, while the copper grades were higher than mine reserve grade primarily due to the increased percentage in production from the Deep West mining zone. Also reflecting the areas mined, gold grades were 35% lower and silver grades were 47% lower, respectively. Operating unit costs per tonne of ore were similar as compared to the fourth quarter of 2009.

Ore production tonnage decreased by 20% for the 2010 year compared to 2009 year in line with the mining plan. Zinc grade was lower by 14%, copper grade was 20% higher, gold grade was unchanged and silver grade was 24% lower. Improved copper grades were expected as we extracted more ore from the Deep West mining zone, which is also lower in zinc. Operating unit costs per tonne of ore mined were 24% higher, due to reduced tonnage hoisted, an increase in ground support and rehabilitation of some of the mining areas of the Deep West.

Chisel North Mine

On October 9, 2009, we announced that we would restart operations at our Chisel North mine in Snow Lake, and commenced full production in the second quarter of 2010. The copper ore is trucked to Flin Flon to be processed in the Flin Flon concentrator. During the fourth quarter of 2010, 61,536 tonnes of zinc ore were mined at a grade of 8.38% and 5,996 tonnes of copper ore at a grade of 1.76% copper, 0.77% zinc, 1.74 g/t gold and 18.38 g/t silver. Production reported during the period is up 2% over the third quarter and the zinc grade is down by 28%. Operating costs were $85.97 per tonne mined for the quarter and $71.52 per tonne for the year.

Concentrators

		Three Months Ended		Year Ended
		Dec 31	Dec 31	Dec 31	Dec 31
		2010	2009	2010	2009
Flin Flon Concentrator[1]
Ore	tonnes	495,752	545,925	2,041,618	2,248,143
Zinc	%	3.49	4.61	3.67	3.95
Copper	%	2.95	2.22	2.74	2.31
Gold	g/tonne	1.92	1.92	1.89	1.86
Silver	g/tonne	21.51	24.55	22.25	22.99
Zinc concentrate	tonnes	27,936	40,952	120,769	142,647
Concentrate grade	% Zn	50.94	51.86	51.91	52.22
Copper concentrate	tonnes	55,373	47,219	210,893	197,739
Concentrate grade	% Cu	24.67	23.75	24.85	24.47
Zinc recovery	%	82.2	84.4	83.8	83.9
Copper recovery	%	93.6	92.4	93.8	93.2
Gold recovery	%	72.6	66.3	70.5	68.7
Silver recovery	%	61.2	57.6	57.8	60.4

Chisel North Concentrator[1]
Ore	tonnes	60,200	—	202,197	49,006
Zinc	%	8.32	—	7.48	8.96
Zinc concentrate	tonnes	9,597	—	29,072	8,646
Concentrate grade	% Zn	50.96	—	50.28	48.95
Zinc recovery	%	97.6	—	96.7	96.4

[1]	For unit operating costs, refer to page 23.

		Three Months Ended		Year Ended
		Dec 31	Dec 31	Dec 31	Dec 31
		2010	2009	2010	2009
HBMS contained metal in concentrate
Zinc	tonnes	19,120	21,239	77,314	78,722
Copper	tonnes	13,660	11,215	52,413	48,397
Gold	troy oz.	22,375	22,350	87,176	92,201
Silver	troy oz.	209,788	248,195	843,401	1,004,624

Flin Flon Concentrator

For the fourth quarter of 2010, ore processed decreased by 9% compared to the same period in 2009. The reduction in throughput was related to the reduced feed from the Flin Flon mines, primarily lower production from the Trout Lake mine, and the higher copper head grades resulting in curtailed production to manage the higher levels of copper concentrate. Zinc head grade was 24% lower, and copper head grade was 33% higher than the fourth quarter of 2009. The gold head grade was unchanged, and the silver head grade was 12% lower. Recovery of zinc to concentrate was lower by 3% due to the lower head grades while copper recovery was 1% higher. Concentrate grades were in line with expectations. Operating cost per tonne of ore processed increased by 26% compared to 2009, primarily related to higher maintenance costs, increased contractor costs and 9% reduced throughput.

Ore processed for the 2010 year was 9% lower compared to 2009 levels. Zinc head grade in 2010 was 7% lower than last year, while copper head grade was 19% higher, consistent with the ore received from the 777 and Trout Lake mines. Recovery of zinc to concentrate was unchanged and copper recovery was 1% higher than the same period in 2009. Operating costs per tonne of ore processed were 22% higher, primarily related to higher maintenance costs, lower throughput and higher prices and consumption of copper sulphate.

Chisel North Concentrator

On October 30, 2009, we announced the restart of the Chisel North mine and concentrator. Full production was reached in the second quarter of 2010.

During the fourth quarter of 2010 the concentrator treated 60,200 tonnes of zinc ore at a grade of 8.32% with a recovery of 97.6% and a concentrate grade of 51.0% zinc. Operating costs for the fourth quarter were $27.23 per tonne milled and costs for the 2010 year were $24.35 per tonne. During the quarter, the effective milling days were reduced to 3.5 days from 5 days to match the zinc ore production from the Chisel North mine.

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended		Year Ended
		Dec 31	Dec 31	Dec 31	Dec 31
		2010	2009	2010	2009
Refined Metal Produced [1]
Metal from HBMS Concentrates
Zinc	tonnes	15,262	17,702	74,083	70,577
Copper [2]	tonnes	—	11,836	19,770	49,091
Gold [2]	troy oz.	—	22,757	35,649	91,010
Silver [2]	troy oz.	—	281,758	372,372	989,715
Metal from HBMS Purchased Concentrates
Zinc	tonnes	10,162	11,013	25,964	36,205
Copper [2]	tonnes	—	665	48	9,460
Gold [2]	troy oz.	—	17	—	347
Silver [2]	troy oz.	—	191,270	—	1,016,923

Total HBMS Metal Produced
Zinc	tonnes	25,424	28,715	100,047	106,782
Copper [2]	tonnes	—	12,501	19,818	58,551
Gold [2]	troy oz.	—	22,774	35,649	91,357
Silver [2]	troy oz.	—	473,028	372,372	2,006,638
Metal Sold
Zinc - refined	tonnes	27,200	29,299	104,941	110,070
Copper	tonnes
Cathode & anodes		50	8,864	31,795	59,981
Payable metal in concentrate[3]		8,543		15,407
Gold	troy oz.
Contained in slimes & anode		1,948	19,342	55,868	94,263
Payable metal in concentrate[3]		13,458		25,239
Silver	troy oz.
Contained in slimes & anode		21,082	474,195	789,305	2,185,407
Payable metal in concentrate[3]		121,270		217,534

[1]

Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2]	Production excludes recycled spent anode and represents non-recycled anode production only.
[3]	Copper concentrate was not sold in 2009 while the smelter was in operation.

Metallurgical Plant Production

		Three Months Ended		Year Ended
		Dec 31	Dec 31	Dec 31	Dec 31
		2010	2009	2010	2009
Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	28,480	34,214	153,742	139,312
Purchased	tonnes	17,083	20,523	47,990	68,911

Total	tonnes	45,563	54,737	201,732	208,223
Zinc Oxide
Zinc from HBMS	tonnes	8,914	6,168	29,204	20,549
Zinc from others	tonnes	16	—	4,108	6

Total zinc consumption	tonnes	8,930	6,168	33,312	20,555
Zinc oxide produced	tonnes	11,056	7,532	40,991	25,107
Zinc oxide sold	tonnes	11,006	7,275	40,470	25,930
Smelter
Copper concentrate treated
Domestic	tonnes	—	52,508	86,528	197,022
Purchased	tonnes	—	1,680	—	27,630

Total	tonnes	—	54,188	86,528	224,652
WPCR
Anodes received	tonnes	—	12,076	23,487	60,396
Cathode produced	tonnes	—	9,262	20,933	48,200
Spent anode produced	tonnes	—	2,924	4,008	11,358
Liberator anode produced	tonnes	—	341	819	1,091
Slimes produced	tonnes	—	47	80	197

For unit operating costs, refer to page 23.

Zinc Plant

Our Flin Flon, Manitoba zinc plant uses leading-edge technology to produce special high grade zinc and includes an oxygen plant, a two-stage pressure leaching plant, a four-step solution purification, an electrolysis plant and a casting plant.

Production of cast zinc in the fourth quarter of 2010 was 11% lower than the same quarter in 2009. Operating costs per pound of zinc metal produced were 13% higher due to the lower production. Cast production was lower in the fourth quarter as a result of concentrate impurities that limited plant throughput.

For the 2010 year, production was 100,047 tonnes of cast metal, 6% lower than in 2009 due to insufficient concentrate availability in the earlier part of the year and the impact of concentrate impurities in the fourth quarter of 2010. Operating costs per pound were up 13% due to lower production and increased maintenance costs as we prepared and completed the biennial maintenance shutdown.

Zinc Oxide Facility – Zochem

During the fourth quarter of 2010, Zochem consumed 8,914 tonnes of HBMS zinc and 16 tonnes of third party zinc, resulting in a production of 11,056 tonnes of zinc oxide. In comparison to the fourth quarter of 2009, sales volumes increased by 50%. Production levels increased by 47% in response to production interruptions at a competitor, which caused a sudden temporary market shortage.

For the full year, Zochem consumed 29,204 tonnes of HBMS zinc and 4,108 tonnes of third party zinc, resulting in a production of 40,991 tonnes of zinc oxide. In comparison to the fourth quarter of 2009, sales volumes increased by 56%, while production levels increased by 63% in response to stronger customer demand.

Copper Smelter

The copper smelter ceased operations with the last cast of anodes on June 11, 2010. Cleanup and decommissioning of the plant is proceeding.

White Pine Copper Refinery

Operations at the refinery ceased in July following the smelter closure. Copper cathode production for 2010 was 20,933 tonnes. The last anode was loaded on July 6th and the last cathode produced on July 27th.

Estimated Mineral Reserves (January 1, 2011)1

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)

HBMS
777
Proven	4,516,000	2.27	29.38	2.87	4.44
Probable	8,307,000	1.79	27.31	1.78	4.24
777 North
Proven	81,000	1.61	26.52	0.68	4.89
Probable	449,000	1.44	21.48	1.09	3.31
Trout Lake
Proven	409,000	2.06	9.66	2.10	3.53
Probable	36,000	1.17	1.01	2.18	1.43
Chisel North - Zinc
Proven	164,000	—	—	—	8.77
Probable	56,000	—	—	—	10.60
Chisel North - Copper
Probable	92,000	2.41	31.56	1.72	3.67
Lalor Project
Probable	10,525,000	1.55	21.00	0.64	8.31

Total Proven	5,170,000	2.17	26.84	2.68	4.51
Total Probable	19,465,000	1.65	23.66	1.14	6.43

Total Reserves	24,635,000	1.76	24.33	1.46	6.03

[1]	Diluted, recovered and economically tested.

The mineral reserve and mineral resource estimates contained in this MD&A respecting Lalor (along with the estimate of tonnes and grade of the gold and copper-gold zones) and HBMS’ operating mines were prepared by or under the supervision of Robert Carter, Superintendent, Mines Technical Services with HBMS. The mineral resource estimate for the Back Forty project and the mineral reserve estimate for the Fenix project were prepared under the supervision of Cashel Meagher, Vice President, Exploration of HudBay. Both Mr. Carter and Mr. Meagher are “qualified persons” for the purposes of NI 43-101.

	Tonnes	Ni (%)

Fenix
Proven	7,800,000	2.03
Probable	28,400,000	1.81

Total Reserves	36,200,000	1.86

The above mineral reserve estimate has been prepared under the supervision of Cashel Meagher P. Geo., Vice President, Exploration, who is employed by HudBay Minerals Inc. and is a Qualified Person under NI 43-101.

Long term metal prices, including premiums used to determine economic viability of the 2011 mineral reserves were US$1 to C$1.10, US$900/oz. gold, US$15.00/oz. silver, US$2.50/lb. copper, US$1.00/lb. zinc and $7.25/lb nickel. In addition to the reserves in the above table, there are inferred mineral resources.

OUTSTANDING SHARE DATA

As of March 8, 2011, there were 169,933,875 common shares issued and outstanding. In addition, options for a maximum aggregate of 4,362,284 common shares were outstanding.

ADOPTION OF NEW ACCOUNTING STANDARDS

For information on our adoption of new accounting standards, refer to notes 3a and 3b of our December 31, 2010 annual consolidated financial statements. Refer to note 3c for information regarding new accounting standards that will be applicable to HudBay in future years.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has set January 1, 2011 as the date that IFRS will replace existing Canadian GAAP for public companies with fiscal years beginning on or after that date, with comparative figures presented in these financial statements also required to comply with IFRS. Accordingly, our adoption date for IFRS is January 1, 2011, but our effective transition date is January 1, 2010 in order to accommodate IFRS comparative figures in our 2011 financial statements.

We have engaged external consultants to assist us through this complex transition project, which involves individuals from many aspects of the business, including accounting and finance, tax, information technology, legal, investor relations, logistics and operations. We have conducted workshops and training. We have established a project structure, including a charter and a detailed project plan that includes phases for planning and assessment, design and implementation. The project plan includes activities related to subsidiaries in all jurisdictions. Our project team provides regular status and informational updates to our IFRS Steering Committee and the Audit Committee of the board of directors.

Based on the detailed project plan, our project team has substantially completed the design phase and is in the implementation phase. The design phase included preparing accounting technical papers and analyses, selecting accounting policies, drafting financial statement templates, calculating transition adjustments, designing changes to information technology (“IT”) systems and considering any impact on business activities. The implementation phase includes preparing the opening balance sheet as at January 1, 2010, implementing and testing changes identified in the design phase, making updates as needed to reflect changing standards, making any changes required for internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) and preparing quarterly and annual IFRS financial statements for 2010 and reconciling them to our Canadian GAAP financial statements. Throughout the implementation phase, we are delivering training and knowledge transfer at appropriate points. The implementation phase will be substantially complete upon the issue of our March 31, 2011 interim IFRS financial statements and will culminate with the issue of our annual 2011 IFRS financial statements. Our project team has substantially completed accounting analyses and transition adjustment calculations related to our opening IFRS balance sheet. We have also prepared preliminary calculations of IFRS adjustments required for the nine months ended September 30, 2010. Over the next quarter, our project team will finalize these IFRS adjustments and quantify adjustments required for the fourth quarter of 2010.

To date, our IFRS Steering Committee and Audit Committee have reviewed our detailed assessment, which included identifying and prioritizing areas of differences between Canadian GAAP and IFRS, our mock-up of IFRS financial statement presentation and disclosure, including our draft first-time adoption footnote, as well as our status updates on project work findings and conclusions, including accounting policy choices and expected IFRS adjustments.

We implemented a dual reporting solution to maintain accounting records in accordance with each of Canadian GAAP and IFRS for our 2010 transition year with minimal changes to existing systems and processes. We are also continuing with the implementation of a new fixed asset subledger in conjunction with the implementation of a new Enterprise Resource Planning information system.

We completed an impact assessment related to key controls and determined that the majority of our key controls are not expected to change during and after our transition to IFRS. As we make changes to systems and processes, we are addressing in detail related internal controls. We continue to evaluate the processes and controls that are being used to develop the IFRS transition adjustments to ensure that the controls are effective.

We also completed impact assessments related to business activities such as key performance indicators, compensation plans and contracts. We determined that the main business impact of changeover to IFRS relates to HBMS’ employee profit-sharing plan. Under this plan, 10% of HBMS’ after-tax earnings (excluding provisions or recoveries for future income and mining tax) for any given fiscal year, currently calculated in accordance with Canadian GAAP, will be distributed to eligible employees. We have also identified operating cash flow before changes in non-cash working capital and co-product costing as key performance indicators. We are in the process of determining the effect of changeover to IFRS on the profit-sharing plan and these indicators.

Building on workshops held in the assessment phase, our project team receives additional training as we work through detailed analyses and adjustments with external consultants and our auditors. In turn, members of our project team provide specific training to others in the Company as we include them in our analyses and decision-making.

Areas that will result in significant changes to our financial reporting or that require significant efforts include the following:

•	IFRS 1, First-time Adoption of International Financial Reporting Standards

IFRS 1 applies when an entity adopts IFRS for the first time and generally requires that we retrospectively apply each standard in effect as at December 31, 2011, the date of our first annual IFRS financial statements, as if we had always applied those standards. However, IFRS 1 provides certain optional exemptions and mandatory exceptions to the principle of retrospective application.

We will elect the optional exemption for business combinations. This allows us to avoid retrospectively applying IFRS 3 (2008), Business Combinations, to business combinations prior to January 1, 2010, which would otherwise be a very significant undertaking. This exemption also applies to purchases accounted for as asset acquisitions under Canadian GAAP that would qualify as business combinations under IFRS 3 (2008), which contains a broader definition of a business. We have determined that our 2008 acquisition of HMI Nickel would qualify as a business combination under IFRS 3 (2008). Accordingly, we will carry forward our Canadian GAAP accounting treatment for such acquisitions. Other significant IFRS 1 exemptions that apply to us are described below.

In accordance with the requirements of IFRS 1, we will record transition adjustments where applicable against retained earnings as at January 1, 2010 for differences between our Canadian GAAP and IFRS accounting.

•	Exploration for and evaluation of mineral resources

IFRS 6, Exploration for and Evaluation of Mineral Resources, applies to expenditures incurred on properties in the exploration and evaluation (“E&E”) phase, which begins when an entity obtains the legal rights to explore a specific area and ends when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. IFRS 6 requires entities to select and consistently apply an accounting policy specifying which E&E expenditures are capitalized and which are expensed.

We have selected an IFRS policy to expense the cost of our E&E activities and capitalize the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Under Canadian GAAP, certain expenditures are capitalized on specified properties identified through pre-feasibility or other assessments as having mineral reserves and/or resources with the potential of being developed into a mine. Application of our IFRS policy results in a transition adjustment to reverse the Lalor project assets previously capitalized under Canadian GAAP, as the amounts arose from E&E activities rather than acquisitions. Under IFRS, we will begin capitalizing Lalor project expenditures when it reaches the end of the E&E phase. We interpret the end of the E&E phase to be the point at which we have completed a preliminary feasibility study, some of the resources have been converted to reserves, and management has determined it is probable the property will be developed into a mine.

Under IFRS, we will capitalize option payments made and record option payments received as a reduction to the cost of the related E&E asset, with any excess over cost recognized as a gain in the income statement. As a result, IFRS transition adjustments are required to reduce the cost of E&E assets for option payments received prior to our transition date that we recorded in earnings under Canadian GAAP and to increase the cost of E&E assets for option payments we previously expensed under Canadian GAAP.

As a result of these differences, we expect transition adjustments related to E&E phase mineral properties to decrease retained earnings as at January 1, 2010 by approximately $21 million. IFRS adjustments to reverse capitalized expenditures on the Lalor project will continue during our 2010 transition year. For the nine months ended September 30, 2010, we expect adjustments related to E&E phase mineral properties to decrease comprehensive income by approximately $20 million. We have determined that the Lalor project reached the end of the E&E phase as at December 31, 2010 and entered the development phase at that time; accordingly, in 2011, we will capitalize Lalor project expenditures and present them within capital works in progress in property, plant and equipment.

•	Decommissioning and restoration

Under Canadian GAAP, we apply a credit-adjusted risk-free rate to measure our decommissioning and restoration liabilities and we do not re-measure them as a result of changes in the discount rate. Under IFRS, we will reflect applicable risks (excluding, in particular, credit risk) in estimated future cash flows and apply a risk-free rate when measuring our decommissioning and restoration liabilities, and in subsequent periods we will re-measure the liabilities to reflect changes in the discount rate. Differences between historical Canadian GAAP discount rates and current IFRS discount rates will result in IFRS transition adjustments.

To simplify our transition calculations, we will apply the IFRS 1 optional exemption for determining the amount of the decommissioning and restoration liabilities to be included in the cost and accumulated depreciation of property, plant and equipment as at January 1, 2010.

Differences between historical Canadian GAAP discount rates and current IFRS discount rates result in IFRS transition adjustments to increase decommissioning and restoration liabilities and increase the carrying amount of related property, plant and equipment. We expect net transition adjustments related to these items to decrease retained earnings by approximately $15 million as at January 1, 2010. We have revised this estimate by $3 million from the figure previously disclosed in our September 30, 2010 MD&A as result of refining the assumptions used in the measurement of our decommissioning and restoration liabilities.

Differences related to decommissioning and restoration liabilities will also result in ongoing IFRS adjustments during our 2010 transition year. Re-measurement of the liability to reflect movements in discount rates will require adjustments to decommissioning liabilities, with offsetting adjustments to property, plant and equipment, except for decommissioning and restoration liabilities related to properties that have no remaining useful life, for which we will adjust other operating expense. Such changes to liability and asset balances will also affect accretion expense and depreciation expense during our 2010 transition year. For the nine months ended September 30, 2010, we expect adjustments related to decommissioning and restoration to decrease comprehensive income by approximately $9 million.

•	Property, plant and equipment

IFRS requires capitalized costs to be directly attributable to bringing assets to a working condition for their intended use and requires depreciation to be calculated separately for individual components of an item of property, plant and equipment that have costs significant in relation to the total cost of the item. Requirements under Canadian GAAP, while similar, are less specific. Accordingly, in practice, IFRS may require more detailed component accounting. Under IFRS, components may be physical or non-physical. Costs of major inspections and overhauls are capitalized as separate components and depreciated over the useful lives of the major inspections or overhauls.

Working with staff from operations to analyze components of our property, plant and equipment at a more detailed level, we identified additional components from those currently recorded under Canadian GAAP, resulting in IFRS transition adjustments to increase accumulated depreciation. For certain equipment, the increase in accumulated depreciation also reflects a change in depreciation method from unit-of-production to straight-line because the expected pattern of future economic benefits is different at the lower level of componentization. Transition adjustments are also required to increase the carrying value of property, plant and equipment for major inspections and overhauls of mobile equipment that require capitalization as separate components under IFRS but were expensed under Canadian GAAP. We expect net transition adjustments related to these items to decrease retained earnings by approximately $5 million as at January 1, 2010.

Ongoing IFRS adjustments will also be required to depreciation expense during our 2010 transition year. For the nine months ended September 30, 2010, we expect adjustments related to property, plant and equipment to decrease comprehensive income by approximately $4 million. We are also implementing a new fixed asset subledger, which accommodates IFRS requirements for property, plant and equipment.

We will elect the optional IFRS 1 deemed cost exemption for our Balmat property, plant and equipment. Under Canadian GAAP, in 2008, we determined these assets were impaired and wrote off their carrying values. Accordingly, we do not expect to record a transition adjustment for these assets.

We will also elect the optional IFRS 1 borrowing cost exemption.

•	Mine development

Our project team is reviewing our Canadian GAAP policies for capitalizing and amortizing mine development costs against IFRS requirements. As part of this analysis, we are determining whether all types of capitalized costs are directly attributable to bringing the asset to a working condition for its intended use, in accordance with IAS 16, Property, Plant and Equipment. We do not anticipate a significant transition adjustment for these assets. We are also assessing whether differences exist with respect to depreciation of equipment used in construction projects. IFRS requires depreciation of equipment used in construction projects to be capitalized. Canadian GAAP requirements, while similar, are less specific. As a result, transition adjustments may be required.

•	Functional currency

IFRS requirements for determining the functional currency of an entity are more specific than those in Canadian GAAP. Although indicators considered in the determination of functional currency are similar, IFRS also provides a hierarchy for analyzing indicators in which primary factors are based on the currency that mainly influences sales prices for goods and services and labour, material and other costs of providing goods or services. In addition, IFRS requires functional currency to be determined for every entity, whereas Canadian GAAP does not specifically require such determinations to be made for domestic operations. This area requires significant judgment. Our project team has assessed the functional currency for each of HudBay’s entities under IFRS. We will record a transition adjustment for our Guatemalan operations, which we have determined have a Canadian dollar functional currency under Canadian GAAP and a US dollar functional currency under IFRS. We gained control of the Back Forty project in Michigan during the third quarter of 2010 and identified a similar difference in functional currency between Canadian GAAP and IFRS. These changes will also result in IFRS adjustments during our 2010 transition year. To simplify our calculation of the transition adjustments, we will elect the optional IFRS 1 exemption to deem cumulative translation differences to be zero as at January 1, 2010 (with an offsetting adjustment to retained earnings). Under Canadian GAAP, we do not currently have a currency translation adjustment, as the measurement currency of all HudBay entities is Canadian dollars.

We expect transition adjustments related to the change in functional currency to decrease retained earnings by approximately $5 million as at January 1, 2010. For the nine months ended September 30, 2010, we expect adjustments related to changes in functional currency to decrease comprehensive income by approximately $8 million.

•	Employee benefits

Under IFRS, past service costs are recognized over the vesting period, whereas Canadian GAAP allows recognition of past service costs over the expected average remaining service period. As a result, we will record a transition adjustment to charge unamortized, vested past service costs to retained earnings. Further, we will elect the IFRS 1 optional exemption to reset unamortized actuarial gains and losses to zero as at January 1, 2010 with an adjustment against retained earnings. We expect transition adjustments related to employee benefits to decrease retained earnings by approximately $4 million as at January 1, 2010.

IFRS provides a policy choice for ongoing recognition of actuarial gains and losses. Entities may opt to recognize actuarial gains and losses in profit or loss, applying either the corridor method or an approach that results in faster recognition; alternately, entities may recognize actuarial gains and losses immediately in other comprehensive income. We will continue to apply the corridor method to recognize actuarial gains and losses in profit or loss under IFRS.

The transition adjustments described above and our policy choice for ongoing recognition of actuarial gains and losses under the corridor method will also cause ongoing IFRS adjustments during our 2010 transition year. For the nine months ended September 30, 2010, we expect adjustments related to employee benefits to increase comprehensive income by approximately $1 million.

•	Provisions

IFRS requires recognition of provisions that are constructive obligations, which arise when an entity’s past practice or sufficiently detailed public statements have created a valid expectation in other parties that it will carry out an action. As a result, additional liabilities may require recognition under IFRS. Upon transition to IFRS, we will record provisions for donation commitments previously made that we have concluded require recognition under IFRS as constructive obligations but under Canadian GAAP are expensed as payments are made. We expect these transition adjustments to decrease retained earnings by approximately $1 million as at January 1, 2010. For the nine months ended September 30, 2010, we do not expect adjustments related to provisions.

•	Non-controlling interest

IFRS requires presentation of non-controlling interests within equity on the balance sheet, separate from the equity of the owners of the parent entity. We will record a transition adjustment to reclassify non-controlling interests of $1 million to equity from other long-term liabilities. We reflected the same reclassification as at January 1, 2010 in our Canadian GAAP financial statements upon early adoption of a new Canadian GAAP standard for non-controlling interests. This transition adjustment has no impact on retained earnings. The effect on comprehensive income for the nine months ended September 30, 2010 is not significant.

•	Impairment of long lived assets

Canadian GAAP applies a two-step process for impairment analyses. When indicators of impairment exist for an asset group, we first test the asset group’s recoverability by comparing its carrying value to its undiscounted estimated future cash flows. If we determine the carrying value is not recoverable, we then measure an impairment loss by comparing the carrying value to fair value. In contrast, IFRS applies a one-step process for impairment analyses. Under IFRS, when indicators of impairment exist for an asset or cash-generating unit, we test for impairment by comparing the carrying value to the recoverable amount, which is the greater of fair value less costs to sell and value in use (discounted cash flows). As a result, impairments may be recorded more often or earlier under IFRS than under Canadian GAAP. Our project team has identified our cash-generating units and is finalizing our assessment of indicators of impairment as at our IFRS transition date. We do not anticipate a significant IFRS adjustment as at January 1, 2010 or during our 2010 transition year.

•	Income taxes

Accounting for income tax under IFRS is addressed under IAS 12, Income Taxes, and differs significantly in many respects from Canadian GAAP. Our project team has determined that differences pertaining to HudBay relate to reclassifications within equity and differences in financial statement presentation and note disclosure. The tax effect of accounting adjustments upon transition to IFRS has been reflected in the figures disclosed above. In addition to tax effecting accounting adjustments, during our 2010 transition year, we expect adjustments related to changes in tax rate assumptions on transition adjustments.

•	Cash flow statement classification

Under IFRS, cash flows from interest received may be classified as either operating or investing activities, and cash flows for interest paid may be classified as either operating or financing activities. Under Canadian GAAP, we classify cash flows from interest income and interest expense as operating activities. Upon transition to IFRS, we will classify cash flows from interest received as investing activities, cash flows for interest paid on borrowings as financing activities, and cash flows for other operating interest paid as operating activities. These classification changes will not require IFRS transition adjustments; however, the changes may result in differences in reported cash flow from operations, which we have identified as a key performance indicator. Currently, we have interest income but no borrowings. In this circumstance, reported cash flow from operations will be lower under IFRS, as cash flows from interest received will be reflected in investing activities instead of in operating activities. During our 2010 transition year, cash flow from operations will also be lower as a result of expensing exploration and evaluation expenditures for the Lalor project under IFRS (and classifying them in cash flow from operations) that we capitalized for CGAAP purposes (and classified in cash flow from investing activities).

In addition to the accounting policy changes described above, extensive changes to financial statement presentation and disclosure will be required upon adoption of IFRS. Our project team has prepared mock-up IFRS financial statements to reflect these changes and is continuing to implement processes to accumulate the necessary data in 2011 and future years for such changes.

The accounting policy changes described above are based on the IFRSs expected to be in effect at the end of our first IFRS reporting period, which is the year ended December 31, 2011. We will continue to monitor changing standards to enable us to assess their effect on our IFRS financial statements.

Accounting, reporting and procedural changes in areas affected by IFRS, including those described above, have also resulted in changes that affect ICFR and DC&P. As noted above, our IFRS project plan has identified those areas where changes are required to accounting policies, procedures and controls. Certain of these changes result in new or changed controls, and we are evaluating these controls to confirm that the new or revised controls are operating effectively. This evaluation will include ongoing testing of the effectiveness of the operation of the controls.

The IFRS project plan includes DC&P relating to IFRS disclosures in the MD&A as well as the preparation of regular updates to management, the Steering Committee, the Audit Committee and other stakeholders on the project plan progress and on the expected impact that transition to IFRS has on our financial reporting and disclosure responsibilities. HudBay has a Disclosure Committee whose responsibilities include the designing, establishing and monitoring of controls and other procedures so that information that we are required to disclose is done so on a timely basis and in accordance with regulatory requirements. Our Chief Financial Officer (“CFO”) is a member of both the IFRS Steering Committee and the Disclosure Committee.

We currently expect the IFRS transition adjustments described above to result in a decrease to equity attributable to owners of HudBay Minerals Inc. of approximately $50 million or approximately $0.32 per common share outstanding as at December 31, 2009, as compared to equity presented in our Canadian GAAP financial statements for the year ended December 31, 2009.

Disclosure Controls and Procedures

The Canadian Securities Administrators have issued National Instrument 52-109 (“NI 52-109”), “Certification of Disclosure in Issuers’ Annual and Interim Filings” which requires Canadian public companies to submit annual and interim certificates relating to the design and operation of the disclosure controls and procedures that we use. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the CEO and the CFO, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information.

As of December 31, 2010, management has evaluated the design and the operation of the disclosure controls and procedures as defined by NI 52-109. This evaluation was performed under the supervision of and with the participation of our CEO and CFO. Based on this evaluation, the CEO and CFO concluded that the design and operation of the disclosure controls and procedures were effective as of December 31, 2010.

Internal Control Over Financial Reporting

NI 52-109 also requires Canadian public companies to submit an annual certificate relating to the design and effectiveness of internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management is responsible for establishing and maintaining ICFR and management, including the CEO and the CFO, has evaluated the design and effectiveness of ICFR at December 31, 2010. Based on this evaluation, management, with the participation of the CEO and CFO, has concluded that the design and operation of ICFR was effective as of December 31, 2010. We have used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) internal control framework to evaluate the design and operation of ICFR.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

NI 52-109 also requires Canadian public companies to disclose in their MD&A any change in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. There were no changes to ICFR during the quarter ended December 31, 2010 that materially affected or are reasonably likely to materially affect the Company’s ICFR. During 2011, we intend to implement a new Enterprise Resource Planning (“ERP”) information system. The ERP implementation includes replacing our key financial systems, which could materially affect our internal control over financial reporting. As part of the ERP implementation project we intend to implement processes to ensure that our ICFR remains effective both during and after implementation of the new ERP system.

NON-GAAP MEASURES

Detailed operating expenses, EBITDA, operating cash flow before changes in non-cash working capital, operating cash flow per share, cash cost per pound of zinc sold and co-product cash costs per unit sold are included in this MD&A because these measures are performance indicators that we use internally to monitor performance. We use these measures to assess how well we are performing compared to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. We believe that the inclusion of these measures in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess our performance. These measures do not have a meaning presented by GAAP and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

EBITDA

The following table presents our calculation of EBITDA for the three months and year ended December 31, 2010 and December 31, 2009.

	Three Months Ended		Year Ended
($000s)	Dec 31 2010	Dec 31 2009	Dec 31 2010	Dec 31 2009

Earnings before tax and non-controlling interests	41,606	9,620	158,105	141,468
Adjustments:
Depreciation and amortization	20,781	27,653	103,399	100,731
Exploration	10,954	3,994	29,822	7,609
Interest and other income	(2,206)	(1,151)	(8,323)	(107,386)
Loss (gain) on derivative instruments	610	455	(2,763)	917

EBITDA	71,745	40,571	280,240	143,339

Operating cash flow before changes in non-cash working capital and operating cash flow per share

The following table presents our calculations of operating cash flow before changes in non-cash working capital and operating cash flow per share for the three months and year ended December 31, 2010 and December 31, 2009.

	Three Months Ended		Year Ended
($000s except share and per share amounts)	Dec 31 2010	Dec 31 2009	Dec 31 2010	Dec 31 2009

Cash provided by operating activities, per financial statements	64,864	39,632	255,590	106,194
Adjustments:
Changes in non-cash working capital	(4,937)	(6,008)	(55,740)	18,318

Operating cash flow before changes in non-cash working capital	59,927	33,624	199,850	124,512
Weighted average shares outstanding	149,219,230	153,973,547	150,636,835	153,460,823

Operating cash flow per share	$0.40	$0.22	$1.33	$0.81

Cash cost per pound of zinc sold

Our cash cost per pound of zinc sold, net of by-product credits, for the fourth quarter of 2010 was negative US$0.42 per pound, excluding costs and sales related to Balmat, HMI Nickel and corporate activities, as calculated in the following table.

	Three Months Ended				Year Ended
($000s except as noted)	Dec 31 2010		Dec 31 2009		Dec 31 2010		Dec 31 2009

Operating expenses		95,301		105,939		451,106		506,275
General and administrative expenses[1]		2,019		1,914		8,139		6,501

		97,320		107,853		459,245		512,776
Exclude amounts related to Balmat and HMI Nickel		(4,772)		(5,071)		(18,592)		(15,318)

		92,548		102,782		440,653		497,458
Less by-product credits[2]		(117,767)		(96,398)		(533,398)		(505,938)

Cash cost net of by-products		(25,219)		6,384		(92,745)		(8,480)
Exchange rate (US $1 to C$) [3]		1.013		1.056		1.030		1.142

Cash cost net of by-products	US	(24,895)	US	6,045	US	(90,044)	US	(7,426)
Zinc sales (000’s lbs.)		59,966		64,593		231,355		240,897

Cash cost per pound of zinc sold, net of by-product credits in US $/lb.	US	(0.42)	US	0.09	US	(0.39)	US	(0.03)

[1]	General and administrative expenses relate to HBMS entity only.
[2]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.
[3]	Weighted average exchange rate for sales during the period.

Cash costs net of by-product credits have been restated to exclude corporate activities in order to be better comparable with costs disclosed by comparable mining companies. For the fourth quarter of 2010, our cash cost per pound of zinc sold was negative US$0.42, a net decrease of US$0.51 from the same period in 2009, and for the 2010 year was negative US$0.39, a net decrease of US$0.36 from 2009. The decrease in cost per pound was due primarily to higher by-product copper, gold and silver credits arising from higher prices.

Our calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

Co-product cash costs per unit sold

Commencing in the third quarter of 2010, we introduced co-product cash costs as a new non GAAP measure. We believe that these costs serve as meaningful indicators for investors to evaluate our operations. Costs for 2009 have not been included for comparability because they included substantial purchased copper concentrate volumes together with the cost of the smelter and refinery, which were shutdown in 2010.

Whereas cash costs net of by-product credits present the cash costs of a single metal, assuming that all other metals are by-products of the given metal, co-product cash costs present a cost of producing each of our primary metals, copper, zinc and gold, based on an allocation of costs among the metals. Costs that can be readily associated with a specific metal are allocated to that metal. Mining and milling costs for our Trout Lake and 777 mines are allocated proportionately based on the value of the contained metals at prevailing metals prices. Operating overhead expenses and general and administrative expenses (in both cases, excluding costs not related to our HBMS operations) are generally allocated equally between zinc and copper with some further cost allocation to gold. In order to present a cost per finished unit sold, we also add to these costs third party treatment and refining costs, which are deducted from revenue in our financial statements.

Zinc oxide production is treated as a by-product of zinc production, so the costs of our Zochem operation are allocated to zinc operating expenses and zinc oxide revenues are deducted from total zinc cash costs. Similarly, silver production is treated as a by-product of gold production. Other miscellaneous revenues are allocated among zinc, copper and gold in the same manner as general and administrative costs.

While the impact of fluctuating metals prices is expected to be less significant on co-product cash costs than it is on by-product cash costs, changes in relative metals prices may cause our reported cash costs to vary substantially over time, irrespective of our operational results. Significant management judgement is also required in determining how costs should be allocated among metals. Caution should also be exercised in using co-product cash costs to evaluate the profitability of a particular metal, as the profitability of our polymetallic mines is dependent on the production of all of our principal metals. Our future co-product cash costs may change significantly from those reported for the three months and year ended December 31, 2010 as we complete the transition from copper smelting and refining to copper concentrate sales.

Three Months Ended December 31, 2010

($000s except as noted)	Copper	Zinc	Gold	Non-allocated costs	Total
Operating expenses	21,776	59,308	9,402	4,815	95,301
General and administrative[1]	807	807	404	7,000	9,018
Treatment and refining costs[2]	4,549	—	1,121	—	5,670

	27,132	60,115	10,927	11,815
Zinc oxide and by-product revenues	(756)	(7,655)	(4,796)

Co-product costs	26,376	52,460	6,131
Sales volume[3]	18,943	59,965	17,779

Co-product cash costs per unit[3] sold	$1.39	$0.87	$345

[1]	Allocation of general and administrative costs to copper, zinc and gold production exclude corporate and other non-production related costs.
[2]	Treatment and refining costs are deducted from revenue.
[3]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.

Year Ended December 31, 2010

($000s except as noted)	Copper	Zinc	Gold	Non-allocated costs	Total
Operating expenses	141,458	240,605	50,409	18,634	451,106
General and administrative[1]	3,255	3,255	1,628	19,994	28,132
Treatment and refining costs[2]	10,854	—	2,041	—	12,895

	155,567	243,860	54,078	38,628
Zinc oxide and by-product revenues	(3,403)	(36,282)	(22,130)

Co-product costs	152,164	207,578	31,948
Sales volume[3]	104,062	231,356	83,481

Co-product cash costs per unit[3] sold	$1.46	$0.90	$383

[1]	Allocation of general and administrative costs to copper, zinc and gold production exclude corporate and other non-production related costs.
[2]	Treatment and refining costs are deducted from revenue.
[3]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.